
14005114

2013 ANNUAL REPORT

LOOKING

FORWARD.

CHAMPION INDUSTRIES, INC.

CORPORATE PROFILE

Champion Industries, Inc., headquartered in Huntington, West Virginia, is a commercial printer, business forms manufacturer and office products and office furniture supplier. With annual revenues of over $70 million, the Company operates in regional markets of the United States, east of the Mississippi River.



LOOKING FORWARD.

CHAMPION INDUSTRIES, INC.



FINANCIAL HIGHLIGHTS GRAPHS



$100,000
90,000
80,000
70,000
60,000
50,000
'09
'10
'11
'12
'13
REVENUE
(IN THOUSANDS)



$ 29,000
26,000
23,000
20,000
17,000
14,000
'09
'10
'11
'12
'13
GROSS PROFIT
(IN THOUSANDS)



$ 70,000
55,000
40,000
25,000
10,000
0
'09
'10
'11
'12
'13
TOTAL DEBT
(IN THOUSANDS)



$ 12,000
10,000
8,000
6,000
4,000
2,000
'09
'10
'11
'12
'13
NET CASH PROVIDED BY OPERATING ACTIVITIES (IN THOUSANDS)

FINANCIAL HIGHLIGHTS

	Year Ended October 31,				
	2013(5)	2012(4) (Restated)	2011(3)	2010(2)	2009(1)
Operating Statement Data	(In thousands, except share and per share data)				
Total revenues	$ 72,323	$ 87,150	$ 86,610	$ 87,540	$ 95,925
Gross profit	20,907	24,404	24,341	25,347	27,138
(Loss) income from operations	(1,274)	305	2,110	1,728	2,248
Net income (loss) from continuing operations	5,631	(14,605)	278	(1,126)	(2,109)
Net income (loss) from discontinued operations	83	(8,713)	(4,254)	1,614	(25,412)
Net income (loss)	5,714	(23,318)	(3,976)	488	(27,521)
Earnings (loss) per share:					
Basic					
Continuing operations	$ 0.50	$ (1.29)	$ 0.03	$ (0.11)	$ (0.21)
Discontinued operations	0.01	(0.77)	(0.41)	0.16	(2.55)
	$ 0.51	$ (2.06)	$ (0.38)	$ 0.05	$ (2.76)
Diluted					
Continuing operations	$ 0.35	$ (1.29)	$ 0.03	$ (0.11)	$ (0.21)
Discontinued operations	0.01	(0.77)	(0.41)	0.16	(2.55)
	$ 0.36	$ (2.06)	$ (0.38)	$ 0.05	$ (2.76)
Weighted average common shares outstanding:					
Basic	11,300,000	11,300,000	10,362,000	9,988,000	9,988,000
Diluted	16,114,000	11,300,000	10,362,000	9,988,000	9,988,000
Dividends per share	$ —	$ —	$ —	$ —	$ 0.06

Notes (1) - (5) reflective of continuing operations and discontinued operations.

(1) Includes impairment for goodwill and other intangibles in the fourth quarter of 2009 of $(41.1) million, or $(25.5) million net of tax, or $(2.55) per share on a basic and diluted basis. The Company also recorded a loss on an interest rate swap agreement resulting from a reclassification from other comprehensive income to other expense, pursuant to the elimination of a LIBOR borrowing option from the Administrative Agent of the Company's Credit Agreement resulting in the ineffectiveness of a cash flow hedge in the amount of $(578,000) net of tax, or $(0.06) per share on a basic and diluted basis. The Company also incurred a charge of $(206,000), or $(128,000) net of tax, or $(0.01) per share on a basic and diluted basis, related to impairment charges associated with property, plant and equipment.

(2) Includes charges in 2010 related to a restructuring and profitability enhancement plan of $(1.8) million, $(1.1) million net of tax, or $(0.11) per share on a basic and diluted basis. The Company also recorded other income in 2010 associated with an interest rate swap agreement, which expired in the fourth quarter of 2010, resulting primarily from a reclassification from other comprehensive income to other income of $0.7 million, or $0.4 million net of tax. In the first quarter of 2010, the Company reported $0.3 million, or $0.2 million net of tax, as other income due to the Administrative Agent of the Company's Credit Agreement eliminating the LIBOR borrowing option resulting in ineffectiveness of a cash flow hedge.

(3) Includes impairment for goodwill and other intangibles in the fourth quarter of 2011 of $(8.7) million, or $(5.4) million net of tax, or $(0.52) per share on a basic and diluted basis. The Company also recorded an impairment charge associated with property, plant and equipment of $(109,000), or $(66,000) net of tax, or $(0.01) per share on a basic and diluted basis. The Company also incurred restructuring related charges of $(0.6) million, or $(0.3) million net of tax, or $(0.03) per share on a basic and diluted basis. Other income reflects a gain on early extinguishment of debt to a related party in the amount of $1.3 million, or $0.8 million net of tax, or $0.08 per share on a basic and diluted basis. EPS calculations represent full fiscal year of 2011.

(4) Includes impairment charges for goodwill in the second quarter of 2012 of $(9.5) million on a pre-tax basis. The Company also recorded a valuation allowance of $(16.0) million on its net deferred tax assets. In the fourth quarter of 2012, the Company incurred impairment charges on trademark and masthead of $(1.6) million on a pre-tax basis. The Company recorded impairment charges associated with property, plant and equipment held for sale of approximately $(0.6) million.

(5) Includes impairment charges for goodwill in the first quarter of 2013 of $(2.2) million on a pre-tax basis

	2013	2012 (Restated)	2011	2010 (Restated)	2009 (Restated)
Financial Position Data	(In thousands)				
Cash and cash equivalents/ negative book cash balances	$ 1,429	$ 1,845	$ (1,154)	$ (1,014)	$ 1,159
Working capital (deficit)[1]	5,702	(13,586)	(31,538)	12,822	(42,907)
Total assets	27,531	47,967	82,024	92,453	101,241
Long-term debt (net of current portion)[2]	12,053	2,652	431	52,299	918
Shareholders' equity (deficit)	4,337	(1,377)	20,928	23,094	22,606

(1) Includes $33.0 million and $60.5 million of long-term debt reclassified to current debt due to the Company's inability to remain in compliance with various financial covenants in 2011 and 2009 and a current classification of debt and revolving line of credit in 2012 due to contractual maturity. In 2011, due to the September 2012 maturity of the revolving line of credit, it is classified as current and included as a component of working capital. These amounts are inclusive of debt allocated to discontinued operations.

(2) Includes non-current borrowings under the Company's credit facilities including the revolving line of credit (term and revolver, net of current portion); in 2011 and 2009 $33.0 million and $60.5 million of long-term debt was reclassified to current debt, see (1) above. For 2011, due to the September 2012 maturity of the revolving line of credit, it is classified as current and included in working capital. For 2012, due to the June 2013 maturity of the revolving line of credit and term debt, it is classified as current and included in working capital. These amounts are inclusive of debt allocated to discontinued operations.

SPECIAL NOTES REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report or in documents incorporated herein by reference, including without limitation statements including the word "believes," "anticipates," "intends," "expects" or words of similar import, constitute "forward-looking statements" within the meaning of section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, among others, general economic and business conditions, changes in business strategy or development plans and other factors referenced in this Annual Report, including without limitations under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

LETTER FROM THE CHAIRMAN

We are committed in 2014 to re-energize our core businesses. As a Company, we look ahead to the future with optimism, experience and confidence. We have endured many challenges through the global economic crisis, severe secular declines in our businesses, and the challenges created with our previous debt levels driven by the secular and economic downturn. The core company has persevered, and we are now back to a printing and office products and office furniture company, still operating within our core regions, but with a reach beyond our physical locations. We have added new product lines along the way, and over the years have advanced our capabilities to include digital printing, postal optimization and label production. Most importantly, it should be noted that throughout all of the challenging events we have faced, we have continued to serve the needs of our customers, in an exemplary manner, in all of the divisions of the Company.

The Company reached a benchmark year in 2013 with the ability of the organization to rebound from the pressures and the requirements of our previous secured lenders. We exited our relationship with our former secured lenders during the fourth quarter of 2013 and are focused on our remaining business segments with an emphasis on the execution of our core competencies. Our results continue to be impacted by various non-cash events, but we continue to generate positive cash flow from operating activities, and our revised debt structure allows us enhanced flexibility to focus on our business.

In 2013 we instituted an operational plan that allocated the resources, both human and financial, of the Company towards the goals we set for our business units. The results of the operational efforts have resulted in a consolidated operation that in 2013 continued to provide positive cash flow, reasonable gross profitability and decreasing debt.

This year, like years past, our annual report presents the details of our operations as well as statements and presentations of our future goals. This report is unique in that we have a renewed enthusiasm for the opportunities that we, as a Company, have ahead of us. We will continue to manage our Company in the most diligent and effective method possible. We will review our operations continually for increased efficiencies and profit enhancement, and continue to provide outstanding products and services for our customers.

My sincere hopes are for all our stakeholders, our colleagues, our employees and our customers to have a healthy and rewarding 2014.



MARSHALL T. REYNOLDS
Chairman of the Board & Chief Executive Officer

"We are committed in 2014 to re-energize our core businesses. As a Company, we look ahead to the future with optimism, experience and confidence."



BOARD OF DIRECTORS





LOUIS J. AKERS

President - Metric of West Virginia, Director - Huntington Sanitary Board



PHILIP E. CLINE

Managing Member - River City Properties, LLC



HARLEY F. MOONEY, JR.

Brigadier General U.S. Army (Retired) Managing Partner - Mooney-Osborne & Associates



A. MICHAEL PERRY

Retired Chairman of the Board - Bank One West Virginia, N.A.

OFFICERS



MARSHALL T. REYNOLDS
Chairman of the Board & Chief Executive Officer - Champion Industries, Inc.



NEAL W. SCAGGS
President - Baisden Brothers, Inc.



GLENN W. WILCOX
Chairman of the Board - Wilcox Travel Agency, Inc.



MARSHALL T. REYNOLDS
Chairman of the Board & Chief Executive Officer



TODD R. FRY
Senior Vice President & Chief Financial Officer



LOOKING FORWARD

2013 was an interesting year for Champion Industries and the industries we perform in. The challenges our Company and others faced in the past year allow us the ability to concentrate on what we do best, focus on our core competencies and provide our customers with outstanding products and services. We themed this report Looking Forward. We believe what lies ahead presents opportunities for a stronger Champion. We have taken an aggressive stance on our future and are optimistic regarding the opportunity for outstanding results.

PRINTING

We look forward to a continued position of strength in our cornerstone segment – printing. Our teams are poised for 2014 and beyond.

OFFICE PRODUCTS AND OFFICE FURNITURE

The continued need for office products and furniture in the markets we serve allows us to look forward with optimism.

MAIL AND OUTPUT SOLUTION SERVICES

This sector offers a platform to expand our product offerings while providing a recurring revenue base for our existing businesses.



We themed this report **Looking Forward**. We believe what lies ahead presents opportunities for a **stronger Champion**. We have taken an aggressive stance on our future and are optimistic regarding the opportunity for outstanding results.



PRINTING

The commercial printing industry continued to face challenges in 2013. While Champion was not immune to those challenges, the Company took an aggressive stance toward the future by creating opportunity through consolidation.

The physical footprint of the Company changed in 2013, but the reach of the Company continues to span a large part of the eastern United States. Through the application of available technologies and ingenuity, the Company serves customers reaching across the nation.

Looking forward, the Company will continue to focus on and provide outstanding customer service and product delivery to our loyal and committed customers. Our sales efforts are continually reviewed and refined for the needs of our customers and the demands of an ever-changing printing industry.




9,600
Rolls of Paper
14,000,000
Printed
Envelopes
Printing
Employees
Hours:
210,000
Red Ink
Purchased:
1,000 lbs

CAROLINA CUT SHEETS | CHAMPION GRAPHIC COMMUNICATIONS | CHAMPION OUTPUT SOLUTIONS
CHAPMAN PRINTING COMPANY | RIVER CITIES PRINTING | US TAG



OFFICE PRODUCTS AND OFFICE FURNITURE

Our customers demand and deserve flexibility, professionalism and efficiency. The combination of those attributes are the specialty of the office products and furniture division at Champion. The provision of supplies to a business has become an on-demand necessity. We continue to satisfy our customers' needs by adhering to the Champion mantra of "getting the customer what they want, when they want it."

The divisions of the Company in this sector continue to utilize industry expert sales management, customized product and furniture solutions and a reliable and efficient supply chain to satisfy the needs of our customers. Our team of professionals is respected, experienced and effective. We look forward to serving our customers in 2014 and beyond.




CHAMPION
128,268
Pens & Pencils
sold in 2013
31,927
Binders
sold in 2013
7
17,564
Calendars
sold in 2013
405,951,000
Sheets of paper
delivered in 2013
27,817
Index tabs
sold in 2013
23,372
Folders
sold in 2013

CAPITOL BUSINESS INTERIORS | CHAMPION CLARKSBURG | CHAMPION GRAPHIC COMMUNICATIONS
SMITH & BUTTERFIELD | STATIONERS, INC.



MAIL AND OUTPUT SOLUTION SERVICES

The Company's 2012 annual report stated that "The evolution of business has necessitated that the Company be adaptable, as always, to the needs of our customers." That continues to hold true in all divisions of the Company, with a particular focus on the mail and output solutions division of the Company. This division is anchored by the performance of Champion Output Solutions in Charleston, WV. The on-demand and variable nature of the business requires that accuracy and efficiency be the intense focus at the division.

We recognize the opportunities of this sector and are diligently working to implement a cohesive integrated strategy with expanded emphasis on technological growth initiatives.




CHAMPION
OUTPUT SOLUTIONS

13,136,838
Mail pieces inserted

48,916,622
Mail pieces sorted

70,000,000
Estimated printing impressions

PRINTING DIVISIONS


Carolina
Cut Sheets
A DIVISION OF CHAMPION INDUSTRIES, INC.

CAROLINA CUT SHEETS

P.O. Box 299 | Huntington, WV 25707
p 304.691.5041 | 800.745.5301 | **f** 888.747.5287 | **e** ccsart@champion-industries.com

- Roll to cut sheet business forms manufacturer with digital pre-press
- 1- to 5-color presses up to 17 1/2 in. x 22 in.
- Capabilities include folding, drilling and padding



CHAMPION
GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

CHAMPION GRAPHIC COMMUNICATIONS

10848 Airline Highway | Baton Rouge, LA 70816
p 225.291.9090 | 800.552.4610 | **f** 225.291.0900

- Mid-sized commercial printer with full digital pre-press
- Office product sales
- 1- to 6-color presses up to 26 in. x 40 in.
- Full bindery featuring automated saddle stitching and perfect binding
- Fulfillment services



CHAMPION
OUTPUT SOLUTIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

CHAMPION OUTPUT SOLUTIONS

120 Hills Plaza | Charleston, WV 25387
p 304.720.0343 | **f** 304.720.0348

- Outsource provider
- Statement rendering
- Variable check and explanation of benefits printing
- Medical billing
- Utility billing
- Industrial invoicing
- Automated mail services, including postal presorting and comingling
- Inkjet services
- Print-on-demand


CHAPMAN
PRINTING
COMPANY
CHARLESTON

CHAPMAN PRINTING COMPANY

3000 Washington Street | Charleston, WV 25387
p 304.341.0676 | 800.824.6620 | **f** 304.341.0688 | **e** cpcchas@champion-industries.com

- Printing sales headquarters with full digital pre-press
- Office product sales
- Full line printing and services distributor
- Print management | Fulfillment
- B2B e-commerce solutions
- Mail
- Digital print

CHAPMAN PRINTING COMPANY

2450-90 First Avenue | Huntington, WV 25703
p 304.528.2791 | 800.624.3431 | **f** 304.528.2746 | **e** cpcprep@champion-industries.com

- Mid-sized commercial printer with full digital pre-press
- Office product sales
- 1- to 4-color presses up to 28 in. x 40 in.
- Full bindery with auto saddle stitch and perfect binding
- Letterpress, envelope presses and foil stamping
- In-house rotary division for manufacturing short- to medium-run business forms, laser cut sheets and continuous snapout
- Off- and online MICR encoding
- Automated presentation folder/gluer


CHAPMAN
PRINTING
COMPANY
HUNTINGTON

CHAPMAN PRINTING COMPANY

953 Point Marion Road | Suite A | Morgantown, WV 26508
p 304.284.0200 | **f** 304.284.0209

- Printing sales headquarters with full digital pre-press
- Office product sales
- Full line printing and services distributor
- Print management
- Fulfillment
- B2B e-commerce solutions
- Mail
- Digital print


CHAPMAN
PRINTING
COMPANY
MORGANTOWN

CHAPMAN PRINTING COMPANY

405 Ann Street | Parkersburg, WV 26101
p 304.485.8596 | 800.458.8596 | **f** 304.485.4793 | **e** cpcpkbg@champion-industries.com

- Mid-sized commercial printer with full digital pre-press and full color separations
- Office product sales
- 5- and 6- color presses up to 28 in. x 40 in.
- Full bindery
- Digital Process Color Press


CHAPMAN
PRINTING
COMPANY
PARKERSBURG

RIVER CITIES PRINTING

2450-90 First Avenue | Huntington, WV 25703
p 304.528.5496 | **f** 304.528.2746 | **e** orders@rivercitiesprinting.com

- Stick-on labels/ads
- Single sheet flyers/newspaper inserts
- Menus and placemats
- Postcards and business cards


River Cities Printing
FULL SERVICE COMMERCIAL PRINTER

US TAG

2450-90 First Avenue | Huntington, WV 25703
p 304.691.5046 | 800.638.1018 | **f** 304.691.5060 | 800.625.6076
e ustag@champion-industries.com

- Stock and custom tag manufacturer
- Small-sized commercial printer with full digital pre-press
- 1- to 3-color presses up to 14 in. x 20 in.
- Letterpress up to 18 in. x 22 in.
- Full bindery


US TAG

OFFICE PRODUCTS AND OFFICE FURNITURE DIVISIONS


CAPITOL
BUSINESS
INTERIORS
A DIVISION OF STATIONERS, INC.

CAPITOL BUSINESS INTERIORS

711 Indiana Avenue | Charleston, WV 25302
p 304.343.7550 | 800.628.7880 | **f** 304.346.3350

- Office furniture: A-Grade; Systems
- Space planning and design


CAPITOL
BUSINESS
INTERIORS
A DIVISION OF STATIONERS, INC.

CAPITOL BUSINESS INTERIORS

953 Point Marion Road | Suite A | Morgantown, WV 26508
p 304.284.0200 | **f** 304.284.0209

- Full line of office products and supplies
- Data products and supplies
- Office furniture: A-Grade; Systems
- Space planning and design


CHAMPION
CLARKSBURG
A DIVISION OF STATIONERS, INC.

CHAMPION CLARKSBURG

700 North 4th Street | Clarksburg, WV 26301
p 304.623.6688 | 866.313.4781 | **f** 304.623.0267 | 800.806.2068
e clarksburg@champion-industries.com

- Full line of office products and supplies
- Data products and supplies
- Office furniture: A-Grade; Mid-range; Budget; Pre-owned
- Design services
- Full line printing and services distributor

CHAMPION GRAPHIC COMMUNICATIONS

10848 Airline Highway | Baton Rouge, LA 70816
p 225.291.9090 | 800.552.4610 | **f** 225.291.0900

- Office products and office furniture offered through affiliated divisions



CHAMPION
GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

SMITH & BUTTERFIELD

2800 Lynch Road | Evansville, IN 47711
p 812.422.3261 | 800.321.6543 | **f** 812.429.0532

- Full line of office products and supplies
- Data products and supplies
- Office furniture: A-Grade; Mid-range; Budget; Pre-owned
- Design services
- Printing sales


Smith & Butterfield Co.
Since 1866

A DIVISION OF CHAMPION INDUSTRIES, INC.

STATIONERS

1945 Fifth Avenue | Huntington, WV 25703
p 304.528.2780 | 800.862.7200 | **f** 304.528.2795 | **e** e-champ@champion-industries.com

- Full line of office products and supplies
- Data products and supplies
- Office furniture:
- A-Grade; Mid-range; Budget; Pre-owned
- Design services


StationerS
INCORPORATED
Your Office Supplier





SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for each of the five years in the period ended October 31, 2013, have been derived from the Audited Consolidated Financial Statements of the Company. The information set forth below should be read in conjunction with the Audited Consolidated Financial Statements, related notes, and the information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere herein.

	Year Ended October 31,				
	2013[5]	2012[4] (Restated)	2011[3]	2010[2]	2009[1]
OPERATING STATEMENT DATA:	(In thousands, except share and per share data)				
Revenues:					
Printing	$ 42,670	$ 52,174	$ 52,064	$ 54,102	$ 60,051
Office products and office furniture	29,653	34,976	34,546	33,438	35,874
Total revenues	72,323	87,150	86,610	87,540	95,925
Cost of sales:					
Printing	30,373	37,810	37,748	38,560	43,928
Office products and office furniture	21,043	24,936	24,521	23,633	24,859
Total cost of sales	51,416	62,746	62,269	62,193	68,787
Gross profit	20,907	24,404	24,341	25,347	27,138
Selling, general and administrative expenses	19,910	23,742	21,579	21,978	24,723
Restructurings/asset impairments costs	2,271	357	652	1,641	167
(Loss) income from operations	(1,274)	305	2,110	1,728	2,248
Other income (expense):					
Interest income	—	—	—	—	3
Interest expense - related party	(82)	(58)	(65)	—	—
Interest expense	(4,204)	(3,112)	(2,944)	(4,493)	(4,419)
Gain on early extinguishment of debt to a related party	—	—	1,338	—	—
Gain on debt forgiveness	11,118	—	—	—	—
Other (expense) income	(32)	(13)	50	952	(513)
Income (loss) from continuing operations before income taxes	5,526	(2,878)	489	(1,813)	(2,681)
Income tax benefit (expense)	105	(11,727)	(211)	687	572
Net income (loss) from continuing operations	5,631	(14,605)	278	(1,126)	(2,109)
Net income (loss) from discontinued operations	83	(8,713)	(4,254)	1,614	(25,412)
Net income (loss)	$ 5,714	$ (23,318)	$ (3,976)	$ 488	$ (27,521)
Earnings (loss) per share:					
Basic					
Continuing operations	$ 0.50	$ (1.29)	$ 0.03	$ (0.11)	$ (0.21)
Discontinued operations	0.01	(0.77)	(0.41)	0.16	(2.55)
	$ 0.51	$ (2.06)	$ (0.38)	$ 0.05	$ (2.76)
Diluted					
Continuing operations	$ 0.35	$ (1.29)	$ 0.03	$ (0.11)	$ (0.21)
Discontinued operations	0.01	(0.77)	(0.41)	0.16	(2.55)
	$ 0.36	$ (2.06)	$ (0.38)	$ 0.05	$ (2.76)

Dividends per share	**$ —**	$ —	$ —	$ —	$ 0.06
Weighted average common shares outstanding:					
Basic	**11,300,000**	11,300,000	10,362,000	9,988,000	9,988,000
Diluted	**16,114,000**	11,300,000	10,362,000	9,988,000	9,988,000

Notes (1) - (5) reflective of continuing operations and discontinued operations.

(1) Includes impairment for goodwill and other intangibles in the fourth quarter of 2009 of $(41.1) million, or $(25.5) million net of tax, or $(2.55) per share on a basic and diluted basis. The Company also recorded a loss on an interest rate swap agreement resulting from a reclassification from other comprehensive income to other expense, pursuant to the elimination of a LIBOR borrowing option from the Administrative Agent of the Company's Credit Agreement resulting in the ineffectiveness of a cash flow hedge in the amount of $(578,000) net of tax, or $(0.06) per share on a basic and diluted basis. The Company also incurred a charge of $(206,000), or $(128,000) net of tax, or $(0.01) per share on a basic and diluted basis, related to impairment charges associated with property, plant and equipment.

(2) Includes charges in 2010 related to a restructuring and profitability enhancement plan of $(1.8) million, $(1.1) million net of tax, or $(0.11) per share on a basic and diluted basis. The Company also recorded other income in 2010 associated with an interest rate swap agreement, which expired in the fourth quarter of 2010, resulting primarily from a reclassification from other comprehensive income to other income of $0.7 million, or $0.4 million net of tax. In the first quarter of 2010, the Company reported $0.3 million, or $0.2 million net of tax, as other income due to the Administrative Agent of the Company's Credit Agreement eliminating the LIBOR borrowing option resulting in ineffectiveness of a cash flow hedge.

(3) Includes impairment for goodwill and other intangibles in the fourth quarter of 2011 of $(8.7) million, or $(5.4) million net of tax, or $(0.52) per share on a basic and diluted basis. The Company also recorded an impairment charge associated with property, plant and equipment of $(109,000), or $(66,000) net of tax, or $(0.01) per share on a basic and diluted basis. The Company also incurred restructuring related charges of $(0.6) million, or $(0.3) million net of tax, or $(0.03) per share on a basic and diluted basis. Other income reflects a gain on early extinguishment of debt to a related party in the amount of $1.3 million, or $0.8 million net of tax, or $0.08 per share on a basic and diluted basis. EPS calculations represent full fiscal year of 2011.

(4) Includes impairment charges for goodwill in the second quarter of 2012 of $(9.5) million on a pre-tax basis. The Company also recorded a valuation allowance of $(16.0) million on its net deferred tax assets. In the fourth quarter of 2012, the Company incurred impairment charges on trademark and masthead of $(1.6) million on a pre-tax basis. The Company recorded impairment charges associated with property, plant and equipment held for sale of approximately $(0.6) million.

(5) Includes impairment charges for goodwill in the first quarter of 2013 of $(2.2) million on a pre-tax basis.

	At October 31,				
	2013	2012 (Restated)	2011	2010 (Restated)	2009 (Restated)
Balance Sheet Data:			(In thousands)		
Cash and cash equivalents/ negative book cash balances	**$ 1,429**	$ 1,845	$ (1,154)	$ (1,014)	$ 1,159
Working capital (deficit)(1)	**5,702**	(13,586)	(31,538)	12,822	(42,907)
Total assets	**27,531**	47,967	82,024	92,453	101,241
Long-term debt (net of current portion)(2)	**12,053**	2,652	431	52,299	918
Shareholders' equity (deficit)	**4,337**	(1,377)	20,928	23,094	22,606

(1) Includes $33.0 million and $60.5 million of long-term debt reclassified to current debt due to the Company's inability to remain in compliance with various financial covenants in 2011 and 2009 and a current classification of debt and revolving line of credit in 2012 due to contractual maturity. In 2011, due to the September 2012 maturity of the revolving line of credit, it is classified as current and included as a component of working capital. These amounts are inclusive of debt allocated to discontinued operations.

(2) Includes non-current borrowings under the Company's credit facilities including the revolving line of credit (term and revolver, net of current portion); in 2011 and 2009 $33.0 million and $60.5 million of long-term debt was reclassified to current debt, see (1) above. For 2011, due to the September 2012 maturity of the revolving line of credit, it is classified as current and included in working capital. For 2012, due to the June 2013 maturity of the revolving line of credit and term debt, it is classified as current and included in working capital. These amounts are inclusive of debt allocated to discontinued operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets of the United States of America, east of the Mississippi River. The Company has historically grown through strategic acquisitions and internal growth prior to the advent of the global economic crisis. Through such growth, the Company had realized regional economies of scale, operational efficiencies, and exposure of its core products to new markets. The Company has acquired fifteen printing companies, eight office products and office furniture companies, one company with a combined emphasis on both printing and office products and office furniture, a paper distribution division (which was subsequently sold in 2001) and a daily newspaper since its initial public offering on January 28, 1993. As a result of various provisions of the Company's applicable credit agreements and as a result of the impact of the global economic crisis, the Company has implemented a number of consolidations and asset dispositions. The Company consolidated its Interform production facility in Bridgeville, Pennsylvania into an existing operation. The Company also consolidated its commercial printing production operation in Cincinnati, Ohio into existing Company facilities in other locations and in December 2012 sold substantially all of the equipment to Graphics International. The Consolidated Graphic Communications ("CGC") operating division was sold to Safeguard Solutions ("Safeguard") in July 2012 and Donihe Graphics, Inc. sold substantially all of its property, plant, and equipment in December 2012 to Graphics International. In June 2013 the Company sold substantially all of the assets of Blue Ridge Printing to BRP Company, Inc. In July 2013 the Company sold substantially all of the assets of the Herald-Dispatch newspaper to HD Media Company, LLC. In the third quarter of 2013 the Company closed its Lexington, Kentucky Chapman Printing Company division but continues to serve this market out of the Chapman Printing Huntington operation.

The Company's operations comprising its former Consolidated Graphic Communications division, Donihe Graphics division, Blue Ridge Printing division and the Herald-Dispatch Newspaper segment were classified as discontinued operations in the consolidated statements of operations for all periods presented. (see Note 12).

The Company's net revenues consist primarily of sales of commercial printing, business forms, tags, other printed products, document output solutions including rendering, inserting and mailing, office supplies, office furniture, and data products and office design services. The Company recognizes revenues when products are shipped or ownership is transferred and when services are rendered to the customer. The Company's revenues are subject to seasonal fluctuations caused by variations in demand for its products.

The Company's cost of sales primarily consists of raw materials, including paper, ink, pre-press supplies and purchased office supplies, furniture and data products, and manufacturing costs including direct labor, indirect labor and overhead. Significant factors affecting the Company's cost of sales include the costs of paper in printing, office supplies, costs of labor and other raw materials.

The Company's operating costs consist of selling, general and administrative expenses. These costs include salaries, commissions and wages for sales, customer service, accounting, administrative and executive personnel, rent, utilities, legal, audit, information systems equipment costs, software maintenance and depreciation.

CRITICAL ACCOUNTING POLICIES INVOLVING SIGNIFICANT ESTIMATES

The Company's significant accounting policies are described in Note 1 to the Consolidated Financial Statements. The discussion and analysis of the financial statements and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The following critical accounting policies affect the Company's more significant judgments and estimates used in the preparation of the Consolidated Financial Statements. There can be no assurance that actual results will not differ from those estimates.

Restatement of Prior Year: The Company has applied SEC Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 states that registrants must quantify the impact of correcting all misstatements, including both the carryover (iron curtain method) and reversing (rollover method) effects of prior-year misstatements on the current-year financial statements, and by evaluating the error measured under each method in light of quantitative and qualitative factors. Under SAB No. 108, prior-year misstatements which, if corrected in the current year would be material to the current year, must be corrected by adjusting prior year financial statements, even though such correction previously was and continues to be immaterial to the prior-year financial statements. Correcting prior-year financial statements for such "immaterial errors" does not require previously filed reports to be amended. Such corrections will be made the next time the Company files the prior-year financial statements.

In applying the requirements of SAB No. 108, the Company determined that the warrants issued as a result of the Restated Credit Agreement were freestanding financial instruments and classified these as a component of shareholders' equity. The warrants were initially deemed to be non-deductible for tax purposes therefore the Company had recorded a deferred tax liability in 2012. The Company subsequently determined that the deferred tax liability associated with the warrant issuance should be reflected as an increased tax rate over the term of the debt discount amortization if the warrants were not deductible for tax. Accordingly, the Company's deferred tax asset valuation allowance would increase as a result of the equity classification. Therefore for 2012 the Company has identified approximately $0.4 million or $0.04 per share from continuing operations of non-cash deferred tax adjustments. Correspondingly the Company's additional paid-in capital is increased $0.4 million and deferred tax liability is decreased $0.4 million. In 2013, the Company determined that the warrants for tax purposes should be treated as original issue discount and be tax deductible and amortized over the life of the Restated Credit Agreement.

During the fourth quarter of 2011, the Company determined that its historical methodology for accruing for compensated absences related to vacation did not properly reflect a liability for vacation partially earned during the fiscal year and anticipated to be utilized by the employee in the subsequent year. The Company determined that the balances should be corrected in the earliest period presented by correcting any individual amounts in the financial statements. The periods impacted by this correction commence with periods earlier than any periods presented in this annual report. Therefore, the Company will correct this by recording a cumulative effect of this amount in the earliest period presented as a decrease in retained earnings of $328,000 and an increase in accrued expenses in the amount of $547,000 and an increase in deferred tax assets of $219,000. This adjustment did not have a material impact on net income for any period presented in this annual report. Accordingly, the Consolidated Financial Statements for periods ended October 31, 2007, through October 31, 2010, have been restated to reflect this adjustment. In accordance with ASC Topic 250, *Accounting Changes and Error Corrections*, we evaluated the materiality of the error from a qualitative and quantitative perspective and concluded that the error was not material to any prior period. Further, we evaluated the materiality of the error on the results of operations for the fiscal years end October 31, 2007, through October 31, 2010, and concluded that the error was not material for the year or the trend of financial results for any period presented.

Cash Flow Restatement: The Company has restated the Consolidated Statements of Cash Flows for 2011 to reflect $621,000 of vehicle purchases as cash activities that were previously classified as non-cash activities.

Asset Impairment: The Company is required to test for asset impairment relating to property and equipment whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable. The Company performs an impairment analysis when indicators of impairment are present. If such indicators are present, an analysis of the sum of the future expected cash flows from the Company's asset, undiscounted and without interest charges is calculated. If it is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset.

The Company believes that the accounting estimate related to asset impairment is a "critical accounting estimate" because it is highly susceptible to change from period to period, because it requires management to make assumptions about future cash flows over future years and because the impact of recognizing impairment could have a significant effect on operations. Management's assumptions about future cash flows require significant judgment because actual operating levels have fluctuated in the past and are expected to continue to do so in the future. Management has discussed the development and selection of this critical accounting estimate with the audit committee of our board of directors and the audit committee has reviewed the Company's disclosure relating to it in this management, discussion and analysis (MD&A).

In accordance with GAAP, a two-step impairment test is performed on goodwill. In the first step, a comparison is made of the estimated fair value of a reporting unit to its carrying value. If the carrying value of a reporting unit exceeds the estimated fair value, the second step of the impairment test is required.

The Company determined that it should perform impairment testing of goodwill and intangible assets during the fourth quarter of 2012 and 2011, due, in part, to declines in our stock price, increased volatility in operating results and declines in market transactions in the industry and for goodwill and non-amortizing intangible assets as part of our annual impairment test. The valuation methodology utilized to estimate the fair value of the former newspaper operating segment was based on both the market and income approach. (see interim testing discussion above) The Company then undertook the next step in the impairment testing process by determining the fair value of assets and liabilities within this reporting unit. The implied fair values of goodwill and other intangibles for this reporting unit was less than their carrying amounts based on the analysis by the Company and with assistance of a third party valuation specialist, and therefore an impairment charge was taken. The goodwill and other intangible assets will continue to be amortized for tax purposes over its remaining life in accordance with applicable internal revenue service standards. Management has discussed the development of these estimates with the audit committee of the board of directors. Additionally, the board of directors has reviewed this disclosure and its relation to this MD&A.

The Company has other reporting units with goodwill in the printing and office products and office furniture segment. The Company evaluated these reporting units during the fourth quarter of 2013, 2012 and 2011, and while the estimated fair value of these reporting units has generally declined, the estimated fair value of each of our other reporting units exceeded their carrying values in 2012 and 2011. The Company performed interim impairment testing for goodwill at the printing segment as further discussed herein. In the fourth quarter of 2013 the Company performed a qualitative assessment of the remaining indefinite-lived intangible assets of goodwill associated with the office products and office furniture segment and after assessing in totality various qualitative factors it was determined that it is not more likely than not that the applicable indefinite-lived intangible (goodwill) is impaired. As a result, no additional testing or impairment charges were necessary.

During the first quarter of 2013 as part of a process of addressing the Company's debt status with its Previous Secured Lenders as well as first quarter 2013 performance to budget, the Company performed a comprehensive reassessment of its initial fiscal year 2013 budget. The Company as part of this process identified at least one customer in the printing segment from which it anticipated a substantial revenue decline in the second quarter of 2013 and beyond and associated profitability declines in 2013 and beyond. As a result of this process, it was determined that an impairment test between annual impairment tests was warranted for the printing segment as a result of the potential near term challenges facing the Company, anticipated customer specific revenue decreases and softness in the Company's core West Virginia market. The Company performed Step 1 of the Goodwill impairment test for the printing segment with the assistance of a third party valuation specialist using the income approach and the testing indicated a value less than the carrying value of the segment at January 31, 2013.

As a result of the Step 1 test, the Company determined it was required to proceed to Step 2 of goodwill impairment testing for the printing segment in the first quarter of 2013. The Step 2 test results were completed in the second quarter of 2013 with the assistance of a third party valuation specialist and supported the conclusion to record an impairment charge in the first quarter of 2013 of $2.2 million. Subsequent reversal of a previously recognized goodwill impairment loss is prohibited once the measurement of that loss is recognized, in accordance with applicable standards.

During the second quarter of 2012 as part of a restructuring plan submitted to the Company's secured lenders the Company authorized its investment bankers to initiate an open market transaction process to determine potential alternative transactions in relation to certain asset sales and the sale of a business segment. As a result of this process, it was determined that an impairment test between annual impairment tests was warranted as a result of this transaction analysis. This resulted in the Company's assessment that the carrying value of the former newspaper segment exceeded the fair value of this segment. The basis of the fair value was a mid-point of value attained as a result of the open market process assessment based on a non- binding letter of intent attained in this process. This resulted in an impairment charge in the second quarter of 2012 of the remaining goodwill of the former newspaper segment of approximately $9.5 million on a pre-tax, non-cash basis. As a result of the interim impairment indicators the Company also assessed the recoverability of property, plant and equipment and amortizing intangibles under the provisions of ASC 360 and determined that there were no charges required as a result of this assessment. The Company also assessed the non-amortizing intangibles of trademark and masthead and with assistance from a third party valuation specialist the Company concluded that through the utilization of an income approach based on the relief from royalty income valuation methodology there was no impairment of this asset at April 30, 2012.

In connection with our annual impairment testing of goodwill and other non-amortizing intangible assets conducted in the fourth quarter of 2012, we recorded a charge of $1.6 million on a pre-tax, non-cash basis for impairment of the value of the trademark and masthead which resulted from the 2007 acquisition of the Herald-Dispatch daily newspaper in Huntington, WV. The Company assessed the value of the trademark and masthead with assistance from a third party valuation specialist utilizing an income approach based on the relief from royalty income valuation methodology.

In connection with our annual impairment testing of goodwill and other intangible assets conducted in the fourth quarter of 2011, we recorded a charge of $8.7 million ($5.4 million, net of deferred tax benefit) for impairment of the value of the goodwill and other intangible assets, which resulted from the 2007 acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. This charge resulted in impairment charges of trademark and masthead of $6.3 million and goodwill of $2.4 million. The associated deferred tax benefit of these charges approximated $3.3 million.

The valuation methodology utilized to estimate the fair value of the former newspaper operating segment was analyzed by the Company with assistance from an independent third party valuation specialist in 2011 utilizing both the market and income approach. The valuation specialist considered three approaches to value referred to as the income approach, the market approach, and the cost approach. The income approach was based on a discounted cash flow methodology, in which expected future free net cash flows to invested capital are discounted to present value, using an appropriate after-tax weighted average cost of capital. The market approach using a guideline company analysis weighs empirical evidence from shares of comparable companies sold in minority transactions on stock exchanges and merger and acquisition analysis, which analyses sales of newspapers in control transactions. The cost approach was not employed due to the fact it was not deemed relevant. The implied fair values of goodwill and other intangibles for this reporting unit was less than the carrying amount for goodwill and trademark and masthead by $8.7 million ($5.4 million net of deferred tax benefit), and therefore an impairment charge in this amount was taken. The goodwill and other intangible assets associated with The Herald-Dispatch continued to be amortized for tax purposes over their remaining life in accordance with applicable Internal Revenue Service standards until their sale in July 2013.

Revenue Recognition: Revenues are recognized when products are shipped or ownership is transferred and when services are rendered to customers. The Company acts as a principal party in sales transactions, assumes title to products and assumes the risks and rewards of ownership including risk of loss for collection, delivery or returns. The Company typically recognizes revenue for the majority of its products upon shipment to the customer and transfer of title. Under agreements with certain customers, custom forms may be stored by the Company for future delivery. In these situations, the Company may receive a logistics and warehouse management fee for the services provided. In these cases, delivery and bill schedules are outlined with the customer and product revenue is recognized when manufacturing is complete and the product is received into the warehouse, title transfers to the customer, the order is invoiced and there is reasonable assurance of collectability. Since the majority of products are customized, product returns are not significant. Therefore, the Company records sales on a gross basis. Revenue generally is recognized net of any taxes collected from customers and subsequently remitted to government authorities. The costs of delivering finished goods to customers are recorded as shipping and handling costs and included in cost of sales of the printing segment. The office products and office furniture shipping and handling costs were approximately $0.5 million for 2013, 2012, and 2011 and are recorded as a component of selling, general, and administrative costs.

Income Taxes: Provisions for income taxes currently payable and deferred income taxes are based on the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company believes that the accounting estimate related to income taxes is a "critical accounting estimate" because the underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the Consolidated Financial Statements. Management has discussed the development and selection of this estimate with the audit committee of the board of directors, and the board has, in turn, reviewed the disclosure and its relation to MD&A.

Allowance for Doubtful Accounts: The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivables written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate, such as a significant increase or decrease in collection, performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly.

The Company believes that the accounting estimate related to the allowance for doubtful accounts is a "critical accounting estimate" because the underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the income statement and working capital. Management has discussed the development and selection of this estimate with the audit committee of the board of directors, and the board has, in turn, reviewed the disclosure and its relation to this MD&A.

During 2013, 2012 and 2011, $143,689, $646,670, and $222,044 of bad debt expense was incurred and the allowance for doubtful accounts was $972,778, $1,012,894, and $539,113 of October 31, 2013, 2012 and 2011. The actual write-offs for the periods were $183,805, $172,889, and $580,439 during 2013, 2012 and 2011. General economic conditions and specific geographic and customer concerns are major factors that may affect the adequacy of the allowance and may result in a change in the annual bad debt expense.

The following discussion and analysis presents the significant changes in the financial position and results of operations of the Company and should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto included elsewhere herein.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated information derived from the Company's Consolidated Statements of Operations, including certain information presented as a percentage of total revenues.

	Year Ended October 31, ($ In thousands)					
	2013		2012 (Restated)		2011	
Revenues:						
Printing	**$ 42,670**	**59.0 %**	$ 52,174	59.9 %	$ 52,064	60.1 %
Office products and office furniture	**29,653**	**41.0**	34,976	40.1	34,546	39.9
Total revenues	**72,323**	**100.0**	87,150	100.0	86,610	100.0
Cost of sales:						
Printing	**30,373**	**42.0**	37,810	43.3	37,748	43.6
Office products and office furniture	**21,043**	**29.1**	24,936	28.6	24,521	28.3
Total cost of sales	**51,416**	**71.1**	62,746	71.9	62,269	71.9
Gross profit	**20,907**	**28.9**	24,404	28.1	24,341	28.1
Selling, general and administrative expenses	**19,910**	**27.5**	23,742	27.2	21,579	24.9
Restructuring / asset impairment costs	**2,271**	**3.1**	357	0.5	652	0.8
(Loss) income from operations	**(1,274)**	**(1.7)**	305	0.4	2,110	2.4
Other income (expense):						
Interest expense - related party	**(82)**	**(0.1)**	(58)	(0.0)	(65)	(0.1)
Interest expense	**(4,204)**	**(5.8)**	(3,112)	(3.6)	(2,944)	(3.4)
Gain on early extinguishment of debt from a related party	**—**	**—**	—	—	1,338	1.5
Gain on debt forgiveness	**11,118**	**15.4**	—	—	—	—
Other (loss) income	**(32)**	**(0.0)**	(13)	(0.0)	50	0.1
Income (loss) from continuing operations before income taxes	**5,526**	**7.8**	(2,878)	(3.2)	489	0.5
Income tax benefit (expense)	**105**	**0.1**	(11,727)	(13.6)	(211)	(0.2)
Net income (loss) from continuing operations	**5,631**	**7.9**	(14,605)	(16.8)	278	0.3
Net income (loss) from discontinued operations	**83**	**0.1**	(8,713)	(10.0)	(4,254)	(4.9)
Net income (loss)	**$ 5,714**	**8.0 %**	$ (23,318)	(26.8) %	$ (3,976)	(4.6)%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR ENDED OCTOBER 31, 2013 COMPARED TO YEAR ENDED OCTOBER 31, 2012

REVENUES

Consolidated net revenues were $72.3 million for the year ended October 31, 2013 compared to $87.2 million in the prior fiscal year. This change represents a decrease in revenues of approximately $14.8 million. Printing revenues decreased by $9.5 million from $52.2 million in 2012 to $42.7 million in 2013. Office products and office furniture revenue decreased $5.3 million or 15.2% from $35.0 million in 2012 to $29.7 million in 2013. The printing revenue reduction was reflective of decreases at the Company's Merten division in Cincinnati, Ohio. This resulted as part of the Company's restructuring efforts in the third quarter of 2012. The Company also had revenue decreases within it's West Virginia, Kentucky, and Louisiana operations related primarily to softness in the West Virginia market, certain customer specific turnover, sales and other personnel turnover prompted in part by various restructuring actions required by the Former Secured Lenders and general market conditions. The decrease in revenues for the office products and office furniture segment was primarily attributable to lower office furniture sales and office product related sales. The reductions mirrored, in part, the reasons for the sales reductions in the printing segment excluding the impact of Merten.

The Company was notified by the State of West Virginia on May 31, 2013 that it was cancelling the Company's state contract for office furniture, panel systems, chairs, etc. effective July 1, 2013. This was due, the Company believes, as part of an overall review of all secondary bid contracts within the state and was not a specific action against the Company and was related to numerous product categories and services. West Virginia is currently in the process of studying purchasing regulations and may have future modifications in future periods. The secondary bid process has historically allowed state agencies to buy products and services quickly, bypassing formal and comprehensive competitive bid purchasing protocols. This change does not preclude the Company from selling office furniture to state agencies and the Company is currently unable to conclude the impact of this action on the Company.

COST OF SALES

Total cost of sales for the year ended October 31, 2013 was $51.4 million, compared to $62.7 million in the previous year. This change represented a decrease of $11.3 million, or 18.1%, in cost of sales. Printing cost of sales decreased $7.4 million to $30.4 million in 2013 compared to $37.8 million in 2012. Printing cost of sales as a percentage of printing sales decreased to 71.2% as a percent of printing sales in 2013 from 72.5% in 2012. The decrease in printing cost of sales was primarily attributable to the decrease in printing sales partially offset by improved gross margin percent. Office products and office furniture cost of sales decreased $3.9 million to $21.0 million in 2013 from $24.9 million in 2012. The decrease in office products and office furniture cost of sales is primarily attributable to lower office furniture sales followed by office product related sales. Office products and office furniture cost of sales as a percent of office products and office furniture sales decreased slightly in 2013 from 71.3% in 2012 to 71.0% in 2013.

OPERATING EXPENSES AND INCOME

Selling, general and administrative (S,G&A) expenses decreased $3.8 million to $19.9 million in 2013 from $23.7 million in 2012. S,G&A as a percentage of net sales represented 27.5% of net sales in 2013 and 27.2% of net sales in 2012. The decrease in SG&A in total was primarily reflective of lower personnel and related expenses associated in part with various restructuring initiatives implemented by the Company, lower bad debt expense and decreased professional fees. The Company's professional fees decreased as a result of legal fees incurred in 2012 to defend the Company in various legal actions and reduced professional fees incurred by the Company associated with various credit actions including the Restated Credit Agreement in 2012 and the various forbearance agreements in 2012 and 2013. These amounts approximated $1.9 million in 2013 and $2.7 million in 2012. Bad debt expense decreased approximately $0.5 million from 2012 levels primarily associated with specific accounts within one operating division of the printing segment, incurred in the second quarter of 2012.

In the fourth quarter of 2013 the Company performed a qualitative assessment of the remaining indefinite-lived intangible assets of goodwill associated with the office products and office furniture segment and determined after assessing in totality various qualitative factors it was determined that it is not more likely than not that the applicable indefinite-lived intangible (goodwill) is impaired.

During the first quarter of 2013 as part of a process of addressing the Company's debt status with its Previous Secured Lenders as well as first quarter 2013 performance to budget, the Company performed a comprehensive reassessment of its initial fiscal year 2013 budget. The Company as part of this process identified at least one customer in the printing segment from which it anticipated a substantial revenue decline in the second quarter of 2013 and beyond and associated profitability declines in 2013 and beyond. As a result of this process, it was determined that an impairment test between annual impairment tests was warranted for the printing segment as a result of the potential near term challenges facing the Company, anticipated customer specific revenue decreases and softness in the Company's core

West Virginia market. The Company performed Step 1 of the Goodwill impairment test for the printing segment with the assistance of a third party valuation specialist using the income approach and the testing indicated a value less than the carrying value of the segment at January 31, 2013.

As a result of the Step 1 test, the Company determined it was required to proceed to Step 2 of goodwill impairment testing for the printing segment in the first quarter of 2013. The Step 2 test results were completed in the second quarter of 2013 with the assistance of a third party valuation specialist and supported the conclusion to record an impairment charge in the first quarter of 2013 of $2.2 million. Subsequent reversal of a previously recognized goodwill impairment loss is prohibited once the measurement of that loss is recognized, in accordance with applicable standards.

The valuation methodology utilized in 2012 to estimate the fair value of the printing, and office products and office furniture operating segment was analyzed by the Company with assistance in part from a valuation specialist utilizing both the market and income approach. The income approach was based off a discounted cash flow methodology, in which expected future free net cash flows to invested capital are discounted to present value, using an appropriate after-tax weighted average cost of capital. The market approach using a guideline company analysis weighs empirical evidence from shares of comparable companies sold in minority transactions on stock exchanges and merger and acquisition analysis, which analyses sales of companies control transactions. The fair value exceeded the carrying value for both the printing and office products and office furniture segment in 2012. Therefore, there were no impairment indicators identified by the Company to proceed to step two of the impairment test for 2012.

The Company also incurred asset impairment charges in 2012 in the printing segment from property, plant and equipment. The 2012 charges are associated with certain long-lived assets held for sale at the Merten Company in Cincinnati, Ohio. The Company recorded an impairment charge in 2012 of $309,000 associated with this equipment. The Company incurred in 2012, $48,000 of severance and other employee related costs at the Merten Company and in 2013 occupancy and equipment related costs of approximately $44,000 associated with Merten.

SEGMENT OPERATING (LOSS) INCOME

The printing segment reported an operating loss of $(2.2) million for 2013 and $(1.6) million in 2012. The increase in operating loss was primarily attributable to $2.2 million in pre-tax goodwill impairment charges, partially offset by lower SG&A expenses which were primarily reflective of reduced professional fees resulting in part from provisions related to the Forbearance Agreement, Limited Forbearance Agreement, September Forbearance Agreement, and Restated Credit Agreement (as defined in Note 3) being incurred in 2012. Professional fees decreased approximately $0.8 million in 2013 when compared to 2012. In addition, bad debt expense decreased approximately $0.5 million from 2012 levels primarily associated with specific accounts within one operating division that were incurred in 2012.

The office products and office furniture segment reported operating profits of $1.0 million, in 2013, compared to $1.9 million, in 2012. This represented a decrease in profitability of $1.0 million or 50.2%. This decrease is primarily the result of lower gross profit contribution on reduced sales partially offset by lower selling, general, and administrative expenses. The sales reductions were primarily associated with furniture sales followed by office products related sales.

OTHER INCOME (EXPENSE)

Other income (expense) increased approximately $10.0 million from an expense of $(3.2) million in 2012 to income of $6.8 million in 2013 primarily due to a pre-tax gain on debt forgiveness in the fourth quarter of 2013 resulting from the terms of the October 2013 Credit Agreement.

Interest expense increased approximately $1.1 million primarily due to higher interest rates including accrued deferred fee (interest) on Term Loan B and the amortization of debt discount, partially offset by lower average borrowings from the comparable period of the prior year.

INCOME TAXES

The Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence was the cumulative loss incurred over the four-year period ended October 31, 2013 and over an eight-year period ended October 31, 2013. However, when these losses are adjusted for certain aberrations, rather than continuing conditions, the Company is able to represent that cumulative losses are not present in either the four year look back period or the eight year look back period.

The Company has excluded debt cancellation from cancellation of debt income ("CODI") from current income tax liability in 2013 in accordance with applicable Internal Revenue Service guidelines regarding insolvency where the amount of debt cancellation excluded from gross ordinary income is applied to attribute reductions. The insolvency calculation is based on IRS guidelines associated with liabilities in excess of the fair market value of assets immediately prior to the debt cancellation. The attribute reductions are ordered and reduce net operating losses, various credits, capital losses, and asset basis among other attribute reductions if applicable and necessary. As a result of the CODI exception provided in Internal Revenue Code Section 108 the Company reduced its net operating losses, applicable credits and asset basis in accordance with the applicable ordering rules. The Company had previously fully reserved it's net deferred tax assets which included assets associated with The Herald-Dispatch. As a result of the sale of The Herald-Dispatch and associated Internal Revenue Service Code Regulations associated with losses with respect to transactions between related taxpayers the Company has deemed aggregate gross losses associated with this sale of $32.0 million to be disallowed for federal and state tax purposes. Accordingly, due to the permanent disallowance of these losses the Company has deemed this to be a worthless tax benefit and will write-off the deferred tax asset and valuation allowance accordingly.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers a multitude of factors in assessing the utilization of its deferred tax assets including the reversal of deferred tax liabilities, projected future taxable income and other assessments, which may have an impact on financial results. The Company determined in the second quarter of 2012 that, primarily as a result of its inability to enter into an amended credit facility upon the expiration of the Limited Forbearance Agreement on April 30, 2012, as well as the potential for a substantial increase in interest rates and fees coupled with the uncertainty regarding future interest rate increases that the Previous Secured Lenders may impose on the Company that a full valuation allowance of the Company's deferred tax assets, net of deferred tax liabilities, is necessary to measure the portion of the deferred tax asset that more likely than not will not be realized. As a result of the Restated Credit Agreement entered into on October 19, 2012, the Company reassessed its valuation allowance and determined that the relative short term maturity of the Restated Credit Agreement coupled with the increase in interest rates indicated that a full valuation was warranted at October 31, 2012. As a result of the October 2013 Credit Agreement entered into on October 7, 2013 the Company reassessed it's previous determination regarding its valuation allowance and determined that a full valuation was warranted. The Company currently intends to maintain a full valuation allowance on our deferred tax assets until sufficient positive evidence related to our sources of future taxable income exists and the Company is better able to identify a longer term solution to our current credit situation. The Company was able to achieve a term note with an approximate eighteen month maturity pursuant to the terms of the October 2013 Credit Agreement. However, the Company's current credit situation is also impacted by liquidity concerns including the current operating environment without a revolving credit facility and the challenges faced with trade credit. The amount of deferred tax asset considered realizable could be adjusted in future periods based on a multitude of factors, including but not limited to a reassessment of our credit position, and such adjustments may be material to the Consolidated Financial Statements.

The Company's effective tax rate for continuing operations for 2013 was a benefit of 1.9% compared to an expense of (407.5)% for 2012. The primary difference in tax rates between 2013 and 2012 and for 2012 between the effective tax rate and the statutory tax rate is a result of the valuation allowance taken against our deferred tax assets in the second quarter of 2012 in the amount of $15.2 million and a valuation allowance increase of an incremental $0.8 million in the third and fourth quarters of 2012. The effective income tax rate approximates the combined federal and state, net of federal benefit, statutory income tax rate and may be impacted by increases or decreases in the valuation allowance for deferred tax assets. The Company recorded a tax benefit from continuing operations in 2013 resulting from the application of certain provisions of ASC 740 regarding implications of intra-period tax allocations for discontinued operations to maintain financial statement neutrality and to recognize the tax components between continuing operations and discontinued operations on a discrete basis.

NET INCOME (LOSS) (CONTINUING OPERATIONS)

For the reasons set forth above, the Company recorded net income from continuing operations of $5.6 million in 2013 compared to a net loss from continuing operations of $(14.6) million in 2012.

DISCONTINUED OPERATIONS

The net income from discontinued operations was $0.1 million for the year ended October 31, 2013. The Company reported a net loss from discontinued operations for the year ended October 31, 2012 of approximately $(8.7) million. The loss in 2012 was primarily reflective of impairment charges recorded at the newspaper segment partially offset by a $1.6 million pre-tax gain on the sale of CGC to Safeguard. The 2013 results were favorably impacted by a pre-tax gain on the sale of the newspaper segment of $0.5 million, offset by a pre-tax loss on sale in the printing segment of $(0.1) million.

Earnings from discontinued operations on a pre-tax basis before gain on sale of discontinued operations increased from a loss of $(10.3) million in 2012 to a loss of $(0.3) million in 2013. This resulted primarily from no impairment charges being recorded at the newspaper segment in 2013 compared to $(11.1) in impairment charges at the newspaper segment in 2012 as further discussed below.

The Company received from Safeguard $3,100,000 in cash at closing with an additional $650,000 paid in the fourth quarter of 2012 resulting from a final settlement of working capital and a hold back amount of $400,000 retained at closing resulting from Safeguard's verification of the accuracy of seller's representations in the sale agreement, among other conditions. The Company does not believe there will be any further post-closing adjustments and costs associated with the sale of CGC to Safeguard. Discontinued operations results are reflective of results previously included as part of the printing segment and the newspaper segment.

As a result of reclassifying substantially all of the assets of Donihe as assets from discontinued operations, the Company recorded asset impairment charges of $337,000 in 2012.

During the second quarter of 2012 as part of a restructuring plan submitted to the Company's secured lenders the Company authorized its investment bankers to initiate an open market transaction process to determine potential alternative transactions in relation to certain asset sales and the sale of a business segment. As a result of this process, it was determined that an impairment test between annual impairment tests was warranted. This resulted in the Company's assessment that the carrying value of the newspaper segment exceeded the fair value of the newspaper segment. The basis of the fair value was a mid-point of value attained as a result of the open market process assessment based on a non- binding letter of intent attained in this process. This resulted in an impairment charge in the second quarter of 2012 of the remaining goodwill of the newspaper segment of approximately $9.5 million on a pre-tax, non-cash basis. As a result of the interim impairment indicators the Company also assessed the recoverability of property, plant and equipment and amortizing intangibles under the provisions of ASC 360 and determined that there were no charges required as a result of this assessment. The Company also assessed the non-amortizing intangibles of trademark and masthead and with assistance from a third party valuation specialist the Company concluded that through the utilization of an income approach based on the relief from royalty valuation methodology there was no impairment of this asset at April 30, 2012.

In connection with our annual impairment testing of goodwill and other intangible assets conducted in the fourth quarter of 2012, we recorded a charge of $1.6 million on a pre-tax basis for impairment of the value of other intangible assets, which resulted from the 2007 acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. This charge resulted in impairment charges of trademark and masthead of $1.6 million on a pre-tax basis. The Company, with assistance from a third party valuation specialist, recorded the impairment utilizing an income approach based on the relief from royalty valuation methodology.

YEAR ENDED OCTOBER 31, 2012 COMPARED TO YEAR ENDED OCTOBER 31, 2011

REVENUES

Consolidated net revenues were $87.2 million for the year ended October 31, 2012 compared to $86.6 million in the prior fiscal year. This change represented an increase in revenues of approximately $0.5 million. Printing revenues increased by $0.1 million from $52.1 million in 2011 to $52.2 million in 2012. Office products and office furniture revenue increased $0.4 million or 1.2% from $34.5 million in 2011 to $35.0 million in 2012. The increase in revenues for the office products and office furniture segment was primarily attributable to higher sales of office furniture.

COST OF SALES

Total cost of sales for the year ended October 31, 2012 was $62.7 million, compared to $62.3 million in the previous year. This change represented an increase of $0.5 million, or 0.8%, in cost of sales. Printing cost of sales increased $0.1 million to $37.8 million in 2012 compared to $37.7 million in 2011. Printing cost of sales as a percentage of printing sales approximated 72.5% as a percent of printing sales in 2012 and 2011. Office products and office furniture cost of sales increased $0.4 million to $24.9 million in 2012 from $24.5 million in 2011. The increase in office products and office furniture cost of sales is primarily attributable to an increase in office products and office furniture sales. Office products and office furniture cost of sales as a percent of office products and office furniture sales increased slightly in 2012 from 71.0% in 2011 to 71.3% in 2012.

OPERATING EXPENSES AND INCOME

Selling, general and administrative (S,G&A) expenses increased $2.2 million to $23.7 million in 2012 from $21.6 million in 2011. S,G&A as a percentage of net sales represented 27.2% of net sales in 2012 and 24.9% of net sales in 2011. The increase in SG&A in total and as a percent of sales was primarily reflective of increased professional fees resulting in part from provisions related to the Limited Forbearance Agreement, the Forbearance Agreement, the September Forbearance Agreement and the First Amended and Restated Credit Agreement (see Note 3 of the Consolidated Financial Statements) of approximately $2.0 million in 2012 compared to $0.1 million in 2011. The Company's selling, general and administrative expenses also increased as a result of legal fees incurred to defend the Company in various legal actions and legal expenses incurred by the Company to effectuate various credit actions including the Revised Credit and Forbearance Agreements. These amounts approximated $0.5 million in 2012 and $0.1 million in 2011. Bad debt expense increased approximately $0.4 million from 2011 levels primarily associated with specific accounts within one operating division of the printing segment, incurred in the second quarter of 2012.

The valuation methodology utilized to estimate the fair value of the printing, and office products and office furniture operating segment was analyzed by the Company with assistance in part from a valuation specialist utilizing both the market and income approach. The income approach was based off a discounted cash flow methodology, in which expected future free net cash flows to invested capital are discounted to present value, using an appropriate after-tax weighted average cost of capital. The market approach using a guideline company analysis weighs empirical evidence from shares of comparable companies sold in minority transactions on stock exchanges and merger and acquisition analysis, which analyses sales of companies control transactions. The fair value exceeded the carrying value for both the printing and office products and office furniture segment in 2012 and 2011. Therefore, there were no impairment indicators identified by the Company to proceed to step two of the impairment test.

In 2011, the Company recorded charges related to a restructuring and profitability enhancement plan of approximately $0.6 million. This plan was implemented to effectuate certain key initiatives and was a key provision to the Second Amendment to the Credit Agreement among the Company and its lenders. These actions were taken to comply with the provisions and targeted covenants of the Second Amendment to the Credit Agreement and to address the impact of the global economic crisis on the Company. The charges incurred in 2011 also related to revisions in targeted cash flows related to sublease rentals and revised estimates of remaining facility related costs. The Company believed the economic environment had contributed to the inability to achieve sublease rentals as originally forecasted. The Company incurred these additional charges related to revised estimates for aggregate facility exposure costs including rent, taxes, insurance and maintenance related costs. The aggregate charges associated with this restructuring adjustment totaled approximately $0.6 million in 2011. The costs primarily related to excess facility and maintenance costs primarily associated with operating leases, inventory costs and costs associated with streamlining production and personnel. The Company incurred $48,000 in 2012 associated with efforts by the Company to improve operating efficiency and pursuant to the Company's restructuring plan submitted to the secured lenders in the second quarter of 2012. The Company may incur additional costs in future periods to address the ongoing and fluid nature of the economic crisis, and may incur costs pursuant to certain initiatives being reviewed in accordance with the provisions of the Restated Credit Agreement.

The implementation of the restructuring and profitability enhancement plan did not have a material impact on the Company's future liquidity position. The costs associated with the restructuring and profitability enhancement plan were primarily recorded in the restructuring charges line item as part of operating income. Inventory was recorded as a component of the cost of sales and aggregated approximately $30,000 for 2011.

The Company also incurred asset impairment charges in 2012 and 2011 in the printing segment from property, plant and equipment. The 2011 charges were related to a specialized printing press of approximately $109,000 on a pre-tax basis, related to a final determination of a remote likelihood of future functionality and market utilization of this press's capability. The 2012 charges are associated with certain long-lived assets held for sale at the Merten Company in Cincinnati, Ohio. The Company recorded impairment charge in 2012 of $309,000 associated with this equipment. The Company also incurred in 2012, $48,000 of severance and other employee related costs at the Merten Company.

SEGMENT OPERATING INCOME (LOSS)

The printing segment reported an operating loss of $(1.6) million for 2012 and $(0.3) million in 2011. The increase in operating loss was primarily attributable to higher SG&A expenses which were primarily reflective of increased professional fees resulting in part from provisions related to the Forbearance Agreement, Limited Forbearance Agreement, September Forbearance Agreement, and Restated Credit

Agreement (as defined in Note 3) Professional fees increased approximately $1.9 million in 2012 when compared to 2011. In addition, bad debt expense increased approximately $0.4 million from 2011 levels primarily associated with specific accounts within one operating division.

The office products and office furniture segment reported operating profits of $1.9 million, in 2012, compared to $2.4 million, in 2011. This represented a decrease in profitability of $0.5 million or 20.1%. This decrease is primarily the result of higher SG&A expenses, and relatively flat sales and gross margin. These results were partially impacted by a realignment of personnel and other expenses and divisional responsibilities between the printing segment and office products and office furniture segment, representing an increase in SG&A expenses of approximately $0.2 million.

OTHER INCOME (EXPENSE)

Other expense increased approximately $1.6 million from $(1.6) million in 2011 to $(3.2) million in 2012 primarily due to a pre-tax gain on early extinguishment of debt to a related party recorded in the third quarter of 2011.

The Company exchanged a $3,000,000 Unsecured Promissory Note payable to Marshall T. Reynolds, its CEO, together with $147,875 in accrued interest for 1,311,615 shares of common stock in the third quarter of 2011. This transaction resulted in a pre-tax gain on early extinguishment of debt of approximately $1.3 million. The Company believes the CEO's rationale for such an exchange included numerous factors. The Company believes these factors related both to his dual role as CEO and largest shareholder. The CEO obtained a majority control in the stock as a result of this transaction. The CEO did not have access to the principal or interest related to the subordinated debt and therefore the common stock had greater economic upside potential when compared to a fixed rate of return associated with subordinated debt. We believe the limited liquidity of the Company's common stock would make it very difficult to purchase a significant quantity of shares without substantially increasing the cost of the purchase. The CEO has historically been an equity investor and not a debt investor and therefore we believe the CEO believed there was inherently potentially greater upside in equity versus subordinated debt albeit with greater risk. Finally, we believe the CEO believed that eliminating subordinated debt would improve the financial position of the Company.

Interest expense increased approximately $0.2 million primarily due to higher interest rates and fees in 2012 when compared to 2011.

INCOME TAXES

The Company's effective tax rate for 2012 and 2011 was an expense of (407.5%) in 2012 and an expense of (43.2%) in 2011. The primary difference in tax rates between 2012 and 2011 and for 2012 between the effective tax rate and the statutory tax rate is a result of the valuation allowance taken against our deferred tax assets in the second quarter of 2012 in the amount of $15.2 million and a valuation allowance increase of $0.8 million in the third and fourth quarters of 2012. The effective income tax rate approximates the combined federal and state, net of federal benefit, statutory income tax rate and may be impacted by increases or decreases in the valuation allowance for deferred tax assets and intra-period tax allocations resulting in allocating annual income tax provision among continuing and discontinued operations.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers a multitude of factors in assessing the utilization of its deferred tax assets, including the reversal of deferred tax liabilities, projected future taxable income and other assessments, which may have an impact on financial results. The Company had determined, primarily as a result of its inability to enter into an amended credit facility upon the expiration of the Limited Forbearance Agreement on April 30, 2012, as well as the potential for a subsequent increase in interest rates coupled with the uncertainty regarding future rate increases that the secured lenders may impose on the Company that a full valuation allowance was necessary to measure the portion of the deferred tax asset that more likely than not will not be realized. As a result of the Restated Credit Agreement entered into on October 19, 2012, the Company reassessed its valuation allowance and determined that the relative short term maturity of the Restated Credit Agreement coupled with the increase in interest rates that a full valuation was warranted at October 31, 2012. The Company currently intends to maintain a full valuation allowance on our deferred tax assets until sufficient positive evidence related to our sources of future taxable income exists and the Company is better able to identify a longer term solution to our current credit situation with our secured lenders. Therefore, the amount of deferred tax asset considered realizable, could be adjusted in future periods based on a multitude of factors including but not limited to a refinancing of the Company's existing credit agreement with our secured lenders.

NET (LOSS) INCOME (CONTINUING OPERATIONS)

For the reasons set forth above, the Company recorded a net loss from continuing operations of $(14.6) million in 2012 compared to a net income from continuing operations of $0.3 million in 2011.

DISCONTINUED OPERATIONS

The net loss from discontinued operations was $(8.7) million for the year ended October 31, 2012 is primarily attributable to losses associated with the newspaper segment including pre-tax impairment charges associated with goodwill and other intangible assets of $(11.1) million partially offset by a pre-tax gain recorded as a result of the sale of CGC to Safeguard of approximately $1.6 million. The Company reported a net loss from discontinued operations for the year ended October 31, 2011 of approximately $(4.3) million. The net loss in 2011 was primarily attributable to losses associated with the newspaper segment including pre-tax impairment charges associated with goodwill and other intangible assets of $(8.7) million.

Loss from discontinued operations on a pre-tax basis before gain on sale of discontinued operations increased from a loss of $(6.7) million in 2011 to a loss of $(10.3) million in 2012. This resulted primarily from increased newspaper segment impairment charges in 2012 when compared to 2011.

The Company received from Safeguard $3,100,000 in cash at closing with an additional $650,000 paid in the fourth quarter of 2012 resulting from a final settlement of working capital and a hold back amount of $400,000 retained at closing resulting from Safeguard's verification of the accuracy of seller's representations in the sale agreement, among other conditions. The Company does not believe there will be any further post-closing adjustments and costs associated with the sale of CGC to Safeguard. Discontinued operations results are reflective of results previously included as part of the printing segment and newspaper segments.

As a result of reclassifying substantially all of the assets of Donihe as assets from discontinued operations, the Company recorded asset impairment charges of $337,000 in 2012.

During the second quarter of 2012 as part of a restructuring plan submitted to the Company's secured lenders the Company authorized its investment bankers to initiate an open market transaction process to determine potential alternative transactions in relation to certain asset sales and the sale of a business segment. As a result of this process, it was determined that an impairment test between annual impairment tests was warranted. This resulted in the Company's assessment that the carrying value of the newspaper segment exceeded the fair value of the newspaper segment. The basis of the fair value was a mid-point of value attained as a result of the open market process assessment based on a non- binding letter of intent attained in this process. This resulted in an impairment charge in the second quarter of 2012 of the remaining goodwill of the newspaper segment of approximately $9.5 million on a pre-tax, non-cash basis. As a result of the interim impairment indicators the Company also assessed the recoverability of property, plant and equipment and amortizing intangibles under the provisions of ASC 360 and determined that there were no charges required as a result of this assessment. The Company also assessed the non-amortizing intangibles of trademark and masthead and with assistance from a third party valuation specialist the Company concluded that through the utilization of an income approach based on the relief from royalty valuation methodology there was no impairment of this asset at April 30, 2012.

In connection with our annual impairment testing of goodwill and other intangible assets conducted in the fourth quarter of 2012, we recorded a charge of $1.6 million on a pre-tax basis for impairment of the value of other intangible assets, which resulted from the 2007 acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. This charge resulted in impairment charges of trademark and masthead of $1.6 million on a pre-tax basis. The Company, with assistance from a third party valuation specialist, recorded the impairment utilizing an income approach based on the relief from Royalty Valuation Methodology.

The valuation methodology utilized to estimate the fair value of the newspaper operating segment was analyzed by the Company with assistance from an independent third party valuation specialist in 2011 utilizing both the market and income approach. The valuation specialist considered three approaches to value referred to as the income approach, the market approach, and the cost approach. The income approach was based on a discounted cash flow methodology, in which expected future free net cash flows to invested capital are discounted to present value, using an appropriate after-tax weighted average cost of capital. The market approach using a guideline company analysis weighs empirical evidence from shares of comparable companies sold in minority transactions on stock exchanges and merger and acquisition analysis, which analyses sales of newspapers in control transactions. The cost approach was not employed due to the fact it was not deemed relevant. The implied fair values of goodwill and other intangibles for this reporting unit was less than the carrying amount for goodwill and trademark and masthead by $8.7 million ($5.4 million net of deferred tax benefit), and therefore an impairment charge in this amount was taken. The goodwill and other intangible assets will continue to be amortized for tax purposes over their remaining life in accordance with applicable Internal Revenue Service standards.

LIQUIDITY AND CAPITAL RESOURCES

The Company incurred substantial indebtedness as a result of the acquisition of The Herald-Dispatch in September of 2007. The country entered a recession in December of 2007 and the residual effects of the recession have continued within the former newspaper and the printing segments of the Company. The debt was structured as a cash flow credit, which typically indicates that the primary repayment source for debt will be income from operations in lieu of a collateral based loan. The Company had continued to service its debt and has made every scheduled payment of principal and interest, including during various periods, default interest. In addition, the Company had paid substantial sums for fees to the secured lenders as well as to various advisors pursuant to applicable credit and credit related agreements. The Company had paid approximately $65.6 million in principal through September 30, 2013 to the Previous Secured Lenders. Thus, the Company had demonstrated the ability to generate cash flow and has continued to service its debt commitments under the most difficult conditions in recent history.

In the fourth quarter of 2013 the Previous Secured Lenders sold the outstanding credit commitments representing substantially all of the Company's debt to Big 4 Investments, LLC ("Big 4") a private company. As a result of this sale the Company simultaneously entered into a new credit facility with Big 4 under the terms of the October 2013 Credit Agreement.

Prior to the October 2013 Credit Agreement the Company operated under the provisions of the May 2013 Forbearance Agreement effective May 31, 2013 which expired September 30, 2013 as amended August 28, 2013. The May 2013 Forbearance Agreement required the Company to achieve a multitude of targeted goals and covenants to remain in compliance. Many of these requirements were beyond the control of the Company although at the date of the agreement, the Company determined there was at least a reasonable possibility of achieving compliance through the September 30, 2013 contractual maturity date. The Company was also required, under the terms of the May 2013 Forbearance Agreement, to comply with financial covenants, which are non-GAAP financial measures. Prior to the October 2013 Credit Agreement and primarily as a result of the credit situation with the Previous Secured Lenders there was significant uncertainty about our ability to operate as a going concern. In recent years, the Company operated for extended periods both in default and under forbearance agreements as it navigated its way through the continued challenges and residual effects of the global economic crisis. The Company believes that there has been a fundamental shift in the way in which financial institutions, in general, evaluate cash flow credits and that the amount of leverage in which the financial institutions are willing to lend has decreased generally over the last several years. In addition, two of the Company's operating segments, specifically the printing segment and newspaper segment (now classified as a discontinued operation), have declined both internally and on a macro basis both during the recession and post-recession. Therefore, even though the Company has reduced its borrowings in accordance with contractually scheduled amortizations, the Previous Secured Lenders had expressed a desire to have lower leverage associated with various earnings measures related to funded indebtedness. The end result of these actions was the Company was impacted operationally and financially by the numerous actions required in part as a result of the numerous Credit and Forbearance Agreements with the Previous Secured Lenders. These actions strained resources operationally and financially including trade vendor challenges. Therefore, three primary dynamics have faced the Company: lower earnings, two operating segments that have faced secular hurdles and what the Company believes to be a changed credit culture regarding cash flow type loans and the residual impact of the Previous Secured Lender credit requirements on our current operations.

The Company's October 2013 Credit Agreement expires April 1, 2015. The Company intends to primarily focus its efforts operationally after an extended period of challenges with the Previous Secured Lenders. The Company also intends to identify options regarding a longer term financing solution for its existing debt and evaluating liquidity options that may be available.

As a result of the Company's current credit situation and the challenges within the economic climate faced by the Company, the Company faces substantial liquidity related challenges for fiscal 2014 and beyond. The liquidity factors we face include:

- Implementation of an operating plan to rationalize and improve our cost and operating structure.
- Management of our receipts and disbursements to improve days sales outstanding for trade receivables and manage our days outstanding for trade payables as well as maintain our trade credit availability.
- Managing our credit relationships.
- Carefully monitor capital expenditures to assure cash flow is maximized.
- Manage our customer relationships in light of the ongoing credit challenges faced by the Company
- The potential for our interest costs and other credit related expenses to exceed our ability to generate sufficient cash to meet other obligations including scheduled principal amortization payments to secured lenders.
- The scheduled maturity of the Company's Credit Facilities on April 1, 2015.
- Operating the company on a working capital basis without a revolving line of credit.

As of October 31, 2013, the Company had a $1.4 million book cash balance, compared with October 31, 2012 when the Company had a $1.8 million book cash balance. The working capital deficit as of October 31, 2012 was $(13.6) million, and working capital of $5.7 million at October 31, 2013. The working capital deficit in 2012 was primarily associated with contractual maturities of debt.

The Company had historically used cash generated from operating activities and debt to finance capital expenditures. Management plans to continue making required investments in equipment based on available liquidity. For the foreseeable future, including through Fiscal 2014, the Company's ability to fund operations, meet debt service requirements and make planned capital expenditures is contingent on the Company's ability to manage its working capital and to maintain sufficient trade credit availability. The Company does not currently believe it will generate sufficient cash flow from operations to meet both scheduled principal and interest payments and pay off the entire credit facility which matures April 1, 2015 and anticipates the need to refinance the October 2013 Credit Agreement prior to maturity.

The Company prior to the October 2013 Credit Agreement had available a line of credit which was subject to various Credit and Forbearance Agreement provisions as well as borrowing base limitations and reserves and minimum excess availability thresholds pursuant to applicable agreements.

The Company, various Company subsidiaries, as Guarantors, Marshall T. Reynolds, as shareholder and Big 4 Investments, LLC ("Administrative Agent and Lender") as Lender and Administrative Agent entered into a Third Amended and Restated Credit Agreement dated October 7, 2013. Administrative Agent and Lender purchased the Company's outstanding syndicated debt from Fifth Third Bank and the other Lenders ("Previous Secured Lenders") for a price of $10.0 million. The Administrative Agent and Lender then simultaneously entered into the October 2013 Credit Agreement with the Company pursuant to the provisions of Term Note A for $10.0 million and related Guaranty Agreement and Stock Pledge and Security Agreement all dated October 7, 2013. The indebtedness immediately prior to the note sale reflected a balance pursuant to the Loan Purchase Agreement between Administrative Agent and Lender and the Previous Secured Lenders of approximately $19.9 million representing Term Loan A, Term Loan B and Revolving Loans plus accrued deferred fee and accrued interest of approximately $1.2 million.

The October 2013 Credit Agreement and related Term Note A, Guaranty Agreement and Stock Pledge and Security Agreement as further described herein amended various provisions of the Restated Credit Agreement dated October 19, 2012, including but not limited to:

- October 2013 Credit Agreement maturity of April 1, 2015.
- Existing debt restructured from Term Loan A, Term Loan B, and Revolving Credit Facility to Term Note A in the amount of $10,000,000.
- The Company's debt will not have a revolving credit facility component.
- Interest rate at the Wall Street Journal prime rate of interest plus two percent.
- Principal payments due monthly at $50,000 per month.
- $500,000 maturity or prepayment premium.
- Financial covenant of maximum capital expenditures of $3,000,000 during any fiscal year.
- Personal guaranty of Marshall T. Reynolds.
- Stock Pledge and Security Agreement providing a third party credit enhancement to support the credit facility underwritten by the Administrative Agent.
- In consideration for the personal Guaranty Agreement of Marshall T. Reynolds and Stock Pledge and Security Agreement, the warrants held by the Previous Secured Lenders were assigned to Marshall T. Reynolds. The warrants represent $0.001 per share warrants issued for up to 30% (on a post-exercise basis) of the outstanding common stock of the Company in the form of non-voting Class B common stock and associated Investor Rights Agreement.

The Company reviewed applicable GAAP and determined that extinguishment accounting should be applied in relation to the October 2013 Credit Agreement.

As of October 31, 2013 the Company had contractual obligations in the form of leases and debt as follows:

	Payments Due by Fiscal Year						
Contractual Obligations	**2014**	**2015**	**2016**	**2017**	**2018**	**Residual**	**Total**
Non-cancelable operating leases	$ 695,409	$ 363,873	$ 349,849	$ 289,939	$ 195,132	$ 90,087	$ 1,984,289
Term debt	902,565	9,987,716	—	—	—	—	10,890,281
Capital lease obligations	13,817	14,670	15,574	12,319	—	—	56,380
Debt discounts	—	(477,387)	—	—	—	—	(477,387)
Notes payable - related party	—	2,500,000	—	—	—	—	2,500,000
	$ 1,611,791	$ 12,388,872	$ 365,423	$ 302,258	$ 195,132	$ 90,087	$ 14,953,563

The Company believes exposure reasonably possible for current legal proceedings is not greater than $0.4 million and may be substantially lower than this amount as of October 31, 2013. The Company expenses legal fees as incurred and therefore the Company may incur legal fees to defend itself in the future and these fees may be material to the Company's Consolidated Financial Statements in a particular period.

CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUING OPERATIONS)

Cash flows from operating activities for the years ended October 31, 2013, 2012 and 2011 were $6.0 million, $3.8 million, and $1.2 million. The increase in cash flows from operating activities for fiscal 2013 compared to 2012 was primarily associated with timing changes in assets and liabilities. The increase in cash flows from operating activities for fiscal 2012 compared to 2011 was primarily associated with timing changes in assets and liabilities.

CASH FLOWS FROM INVESTING ACTIVITIES (CONTINUING OPERATIONS)

Cash provided by (used in) investing activities were $0.5 million, $(0.4) million, and $(0.9) million for the years ended October 31, 2013, 2012 and 2011. Cash flows used in investing activities decreased in 2012 from 2011 due to a decrease in purchases of property and equipment. The cash provided by investing activities in 2013 was primarily related to net proceeds from the sale of substantially all of the property and equipment of Merten.

CASH FLOWS FROM FINANCING ACTIVITIES (CONTINUING OPERATIONS)

Net cash flows used in financing activities for the years ended October 31, 2013, 2012 and 2011 were $(7.2) million, $(5.6) million, and $(5.9) million. During 2013, 2012, and 2011, the primary use of cash was for term debt payments for syndicated debt to the Previous Secured Lenders. The remaining activity in 2013 and 2012 was associated with various fees incurred for credit related agreements and in, 2012 for changes in negative book cash balances. In 2012, the Company also paid down syndicated term debt with proceeds of $2.5 million from issuing subordinated debt to a related party.

The Company's indebtedness also decreased due to debt forgiveness of approximately $9.9 million, which is included as a component of operating activities inclusive of forgiveness of interest and accrued deferred fee aggregating $11.1 million (aggregate total inclusive of interest and accrued deferred fee).

CASH FLOWS FROM DISCONTINUED OPERATIONS

The Company has reported cash flows from discontinued operations as discrete single items of operating, investing and financing activities.

Net cash provided by operating activities of discontinued operations were $0.4 million, $4.2 million and $5.8 million in 2013, 2012, and 2011.

Net cash provided by (used in) investing activities of discontinued operations were $11.0 million, $3.6 million and $(0.2) in 2013, 2012, and 2011. In 2012, the Company sold its CGC operating division for $3,750,000, the proceeds of which were used to pay debt. In 2013, the Company sold Blue Ridge Printing, Donihe and the Herald-Dispatch for proceeds net of selling costs and certain other expenses of approximately $11.0 million. Blue Ridge Printing was sold to investors that included the current division manager Bruce Fowler and the son of director Glenn W. Wilcox. The Herald-Dispatch was sold to an entity which included as an investor Mr. Douglas Reynolds, son of Chairman & CEO Marshall T. Reynolds.

Net cash used in financing activities of discontinued operations were $(11.1) million, $(3.8) million, and $0.0 million for 2013, 2012, and 2011. The net cash used in financing activities represented debt payments from the sale of CGC in 2012 and the debt payments from the sales related to Donihe, Blue Ridge and The Herald-Dispatch in 2013. The various asset sales were requirements of the Previous Secured Lenders with the resulting impact being anticipated reductions in future cash flow from operations offset by improved cash flow metrics related to investing and financing activities coupled with the 2013 benefit from debt forgiveness.

INFLATION AND ECONOMIC CONDITIONS

Management believes that the effect of inflation on the Company's operations has not been material and will continue to be immaterial for the foreseeable future. The Company does not have long-term contracts; therefore, to the extent permitted by competition, it has the ability to pass through to its customers most cost increases resulting from inflation, if any. In addition, the Company is not particularly energy dependent; therefore, an increase in energy costs should not have a significant impact on the Company.

Our operating results depend on the relative strength of the economy on both a regional and national basis. Recessionary conditions applicable to the economy as a whole and specifically to our core business segments have had a significant adverse impact on the Company's business. A continuing or a deepening of the recessionary conditions we are experiencing could significantly affect our revenue categories and associated profitability.

SEASONALITY

Our business is subject to seasonal fluctuations that we expect to continue to be reflected in our operating results in future periods.

Historically, the Company has experienced a greater portion of its profitability in the second and fourth quarters than in the first and third quarters. The second quarter generally reflects increased orders for printing of corporate annual reports and proxy statements. A post-Labor Day increase in demand for printing services and office products coincides with the Company's fourth quarter. The global economic crisis as well as other macro-economic factors and customer demand has impacted this general trend in recent years. The Company is unable to predict if this trend has fundamentally shifted until such time a more stable economic climate is present.

Our business is subject to seasonal fluctuations that we expect to continue to be reflected in our operating results in future periods. Other factors that affect our quarterly revenues and operating results may be beyond our control, including changes in the pricing policies of our competitors, the hiring and retention of key personnel, wage and cost pressures, distribution costs and general economic factors.

NEWLY ISSUED ACCOUNTING STANDARDS

Effective July 1, 2009, changes to the ASC are communicated through an ASU. As of December 23, 2013, the FASB has issued ASU's 2009-01 through 2013-12. The Company reviewed each ASU and determined that they will not have a material impact on the Company's financial position, results of operations or cash flows, other than related disclosures to the extent applicable.

In February 2013, the FASB issued ASU 2013-02 "Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." This amendment does not change the current requirements for reporting net income or other comprehensive income in Financial Statements. These amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional details about those amounts. We expect to adopt the new guidance beginning on November 1, 2013, and the adoption of the new guidance is not expected to impact our financial position, results of operations, comprehensive income or cash flows, other than the related disclosures to the extent applicable.

In April 2013, the FASB issued ASU 2013-07, "Presentation of Financial Statements: Topic Liquidation Basis of Accounting " ("ASU 2013-07"). ASU 2013-07 requires an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. Liquidation is considered imminent when the likelihood is remote that the organization will return from liquidation and either: (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties; or (b) a plan for liquidation is being imposed by other forces. ASU 2013-07 will be effective for the Company beginning on November 1, 2014. The Company expects that the adoption of ASU 2013-07 will not have a material impact on its financial statements or disclosure.

In July 2013, the FASB issued ASU 2013-11, "Income Taxes (Topic 740) - Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"). ASU 2013-11 provides that an unrecognized tax benefit, or portion thereof, should be presented in the financial statements as a reduction to a deferred tax asset for net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent that a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from disallowance of a tax position, or the tax law does not require the entity to use, and the entity does not intend to use the deferred tax asset for such purpose then the unrecognized tax benefit should be presented as a liability. ASU 2013-11 will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application is permitted. The Company expects that the adoption of ASU 2013-11 will not have a material impact on its financial statements or disclosure.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Until June 12, 2012, Champion common stock traded on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") National Market System (now Global Market) under the symbol "CHMP". From June 12, 2012 until July 16, 2012 Champion common stock was listed on the NASDAQ Capital Market. The stock now trades on the OTCQB Market under the symbol "CHMP".

The following table sets forth the high and low closing prices for Champion common stock for the period indicated. The range of high and low closing prices are based on data from the OTCQB or NASDAQ and does not include retail mark-up, mark-down or commission.

	Fiscal Year 2013		Fiscal Year 2012	
	High	**Low**	**High**	**Low**
First quarter	$ 0.28	$ 0.11	$ 1.04	$ 0.73
Second quarter	0.28	0.05	0.99	0.60
Third quarter	0.29	0.06	0.97	0.18
Fourth quarter	0.45	0.12	0.35	0.20

At the close of business on January 8, 2014, there were 365 shareholders of record of Champion common stock. The shareholders of record are determined by the Company's transfer agent.

The following table sets forth the quarterly dividends per share declared on Champion common stock.

	Fiscal Years		
	2014	**2013**	**2012**
First quarter	$ —	$ —	$ —
Second quarter	—	—	—
Third quarter	—	—	—
Fourth quarter	—	—	—

STOCK PERFORMANCE GRAPH

The following graph compares the annual change in cumulative shareholder return on the Company's common stock for the five year period ended October 31, 2013 with the cumulative total return of the Russell 2000 Index, and a peer group index. This graph assumes the reinvestment of all dividends, if any, paid on such securities and an investment of $100 on October 31, 2008. The companies in the peer group index are: Cenveo, Inc., Consolidated Graphics, The Standard Register Company and United Stationers, Inc. There is no assurance that the Company's common stock performance will continue in the future with the same or similar trends as depicted in the below graph.

Comparison of 5 Year Cumulative Total Return*
Among Champion Industries, Inc.,
The Russell 2000 Index and a Peer Group


$250
$200
$150
$100
$50
$0
10/08
10/09
10/10
10/11
10/12
10/13
Champion Industries, Inc.
Russell 2000
Peer Group

*$100 invested on 10/31/08 in stock or index, including reinvestment of dividends.
Fiscal year ending October 31.

	Year Ended October 31,					
	2008	**2009**	**2010**	**2011**	**2012**	**2013**
Champion Industries, Inc.	100.00	57.04	35.10	34.79	6.89	14.10
Russell 2000	100.00	106.46	134.75	143.79	161.16	219.64
Peer Group	100.00	124.43	150.78	154.78	124.05	208.52

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Shareholders
Champion Industries, Inc.
Huntington, West Virginia


arnett
foster
toothman pllc
CPAs & Advisors

We have audited the accompanying consolidated balance sheets of Champion Industries, Inc. and Subsidiaries (the "Company") as of October 31, 2013 and 2012, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended October 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2013, in conformity with U.S. generally accepted accounting principles.

As more fully discussed in Note 12 to the consolidated financial statements, the Company sold its newspaper segment on July 12, 2013. As further discussed in Note 3 to the consolidated financial statements, on October 7, 2013, a third party purchased the Company's outstanding syndicated debt from its lenders for $10.0 million. As a result, the Company recorded a gain on debt forgiveness of approximately $11.1 million on a pre-tax, non-cash basis.

Arnett Foster Toothman PLLC

Arnett Foster Toothman PLLC

Charleston, West Virginia
January 29, 2014

101 Washington Street East | P.O. Box 2629
Charleston, WV 25301
304.346.0441 | 800.642.2601

CONSOLIDATED BALANCE SHEETS

Champion Industries, Inc. and Subsidiaries

	October 31, 2013	October 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ **1,428,542**	$ 1,844,797
Accounts receivable, net of allowance of $973,000 and $1,013,000	**9,612,826**	10,229,562
Inventories	**4,884,579**	5,764,803
Other current assets	**423,441**	370,103
Current portion assets held for sale/discontinued operations (see Note 12)	**493,304**	14,894,820
Total current assets	**16,842,692**	33,104,085
Property and equipment, at cost:		
Land	**1,254,195**	1,254,195
Buildings and improvements	**4,988,229**	5,263,187
Machinery and equipment	**34,334,909**	36,983,005
Equipment under capital lease	**72,528**	72,528
Furniture and fixtures	**3,654,353**	3,716,457
Vehicles	**2,526,038**	2,827,620
	46,830,252	50,116,992
Less accumulated depreciation	**(38,961,412)**	(40,559,463)
	7,868,840	9,557,529
Goodwill	**1,230,485**	3,457,322
Deferred financing costs	**218,824**	324,692
Other intangibles, net of accumulated amortization	**1,308,249**	1,447,848
Other assets	**61,532**	75,115
	2,819,090	5,304,977
Total assets	$ **27,530,622**	$ 47,966,591

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS (continued)

Champion Industries, Inc. and Subsidiaries

	October 31, 2013	October 31, 2012 (Restated)
Liabilities and shareholders' equity		
Current liabilities:		
Notes payable, line of credit net of discontinued operations (see Note 3)	$ —	$ 7,001,730
Accounts payable	**6,925,532**	3,123,544
Accrued payroll and commissions	**767,638**	1,023,827
Taxes accrued and withheld	**745,658**	833,969
Accrued expenses	**1,785,035**	2,263,853
Current portion liabilities held for sale/discontinued operations (see Note 3 and Note 12)	**315**	15,117,257
Debt discount (see Note 3)	—	(1,287,527)
Notes payable (see Note 3)	**902,565**	18,600,352
Capital lease obligations (see Note 3)	**13,817**	13,014
Total current liabilities	**11,140,560**	46,690,019
Long-term debt, net of current portion:		
Notes payable (see Note 3)	**9,494,727**	99,291
Notes payable - related party (see Note 3)	**2,500,000**	2,500,000
Debt discount (see Note 3)	**(477,387)**	—
Capital lease obligations (see Note 3)	**42,563**	52,705
Long-term portion liability held for sale/discontinued operations (see Note 3 and Note 12)	**492,989**	0
Other liabilities	**150**	1,950
Total liabilities	**23,193,602**	49,343,965
Shareholders' equity (deficit):		
Common stock, $1 par value, 20,000,000 Class A voting shares authorized; 11,299,528 shares issued and outstanding	**11,299,528**	11,299,528
Common stock, Class B nonvoting stock, $1 par value, 5,000,000 shares authorized, -0- shares issued and outstanding	—	—
Additional paid-in capital	**24,279,179**	24,279,179
Retained deficit	**(31,241,687)**	(36,956,081)
Total shareholders' equity (deficit)	**4,337,020**	(1,377,374)
Total liabilities and shareholders' equity (deficit)	**$ 27,530,622**	$ 47,966,591

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Champion Industries, Inc. and Subsidiaries

	Year Ended October 31, 2013	2012 (Restated)	2011
Revenues:			
Printing	$ **42,669,468**	$ 52,174,544	$ 52,063,138
Office products and office furniture	**29,653,707**	34,975,487	34,545,733
Total revenues	**72,323,175**	87,150,031	86,608,871
Cost of sales:			
Printing	**30,372,770**	37,810,157	37,747,060
Office products and office furniture	**21,043,755**	24,935,766	24,521,153
Total cost of sales	**51,416,525**	62,745,923	62,268,213
Gross profit	**20,906,650**	24,404,108	24,340,658
Selling, general and administrative expenses	**19,910,369**	23,742,296	21,579,096
Asset impairments/restructuring charges	**2,270,685**	357,172	652,150
(Loss) income from operations	**(1,274,404)**	304,640	2,109,412
Other income (expense):			
Interest expense - related party	**(82,378)**	(57,733)	(65,316)
Interest expense	**(4,202,774)**	(3,111,845)	(2,943,572)
Gain on early extinguishment of debt from a related party	**—**	—	1,337,846
Gain on debt forgiveness	**11,118,069**	—	—
Other	**(32,207)**	(13,118)	50,410
	6,800,710	(3,182,696)	(1,620,632)
Income (loss) from continuing operations before income taxes	**5,526,306**	(2,878,056)	488,780
Income tax benefit (expense)	**105,146**	(11,727,095)	(211,323)
Net income (loss) from continuing operations	**5,631,452**	(14,605,151)	277,457
Net income (loss) from discontinued operations	**82,942**	(8,712,624)	(4,253,500)
Net income (loss)	$ **5,714,394**	$ (23,317,775)	$ (3,976,043)
Earnings (loss) per share:			
Basic income (loss) from continuing operations	$ **0.50**	$ (1.29)	$ 0.03
Basic income (loss) from discontinued operations	**0.01**	(0.77)	(0.41)
Total basic earnings (loss) per common share	$ **0.51**	$ (2.06)	$ (0.38)
Diluted income (loss) from continuing operations	$ 0.35	$ (1.29)	$ 0.03
Diluted income (loss) from discontinued operations	0.01	(0.77)	(0.41)
Total diluted earnings (loss) per common share	$ 0.36	$ (2.06)	$ (0.38)
Weighted average shares outstanding:			
Basic	**11,300,000**	11,300,000	10,362,000
Diluted	**16,114,000**	11,300,000	10,362,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

Champion Industries, Inc. and Subsidiaries

	Common Stock		Additional Paid-In Capital (Restated)	Retained (Deficit) (Restated)	Other Comprehensive (Loss) Income	Total
	Shares	Amount				
Balance, October 31, 2010 (Restated)	9,987,913	$ 9,987,913	$ 22,768,610	$ (9,662,263)	$ —	$ 23,094,260
Stock issuance	1,311,615	1,311,615	498,414	—	—	1,810,029
Comprehensive loss:						
Net loss for 2011	—	—	—	(3,976,043)	—	(3,976,043)
Total comprehensive loss	—	—	—	(3,976,043)	—	(3,976,043)
Balance, October 31, 2011	11,299,528	$ 11,299,528	$ 23,267,024	$ (13,638,306)	$ —	$ 20,928,246
Comprehensive loss:						
Net loss for 2012	—	—	—	(23,317,775)	—	(23,317,775)
Total comprehensive loss	—	—	—	(23,317,775)	—	(23,317,775)
Stock warrants	—	—	1,012,155	—	—	1,012,155
Balance, October 31, 2012	11,299,528	$ 11,299,528	$ 24,279,179	$ (36,956,081)	$ —	$ (1,377,374)
Comprehensive income:						
Net income for 2013	**—**	**—**	**—**	**5,714,394**	**—**	**5,714,394**
Total comprehensive income	**—**	**—**	**—**	**5,714,394**	**—**	**5,714,394**
Balance, October 31, 2013	**11,299,528**	**$11,299,528**	**$ 24,279,179**	**$(31,241,687)**	**$ —**	**$ 4,337,020**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Champion Industries, Inc. and Subsidiaries

	Year Ended October 31,		
	2013	**2012 (Restated)**	**2011 (Restated)**
Cash flows from operating activities:			
Net income (loss)	**$ 5,714,394**	$ (23,317,775)	$ (3,976,043)
Net income (loss) from discontinued operations	**82,942**	(8,712,624)	(4,253,500)
Net income (loss) from continuing operations	**5,631,452**	(14,605,151)	277,457
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	**2,169,014**	2,562,702	2,835,617
Loss (gain) on sale of assets	**33,569**	51,506	(35,486)
(Gain) on early extinguishment of debt from a related party	**—**	—	(1,337,846)
Allowance for doubtful accounts	**143,989**	646,670	222,044
Gain on debt forgiveness	**(11,118,069)**	—	—
Deferred financing costs/debt discount	**1,645,201**	571,790	436,855
Accrued deferred fee	**986,641**	—	—
Deferred income tax	**—**	11,758,267	(2,024,921)
Restructuring charges	**43,848**	48,038	571,746
Goodwill impairment	**2,226,837**	—	—
Asset impairment	**—**	309,134	109,255
Changes in assets and liabilities:			
Accounts receivable	**472,747**	2,259,635	(1,606,555)
Inventories	**880,224**	1,190,754	553,444
Other current assets	**(53,338)**	230,995	45,071
Accounts payable	**3,758,141**	(540,216)	1,603,004
Accrued payroll and commissions	**(256,189)**	(138,955)	(260,656)
Taxes accrued and withheld	**(88,311)**	(113,071)	517,363
Accrued income taxes	**—**	9,293	27,000
Accrued expenses	**(478,818)**	(441,113)	(715,833)
Other liabilities	**(1,800)**	(1,800)	(1,800)
Net cash provided by operating activities continuing operations	**5,995,138**	3,798,478	1,215,759
Net cash provided by operating activities discontinued operations	**371,183**	4,212,636	5,804,665
	6,366,321	8,011,114	7,020,424

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Champion Industries, Inc. and Subsidiaries

	Year Ended October 31,		
	2013	2012 (Restated)	2011 (Restated)
Cash flows from investing activities:			
Purchase of property and equipment	**(544,643)**	(697,196)	(1,273,610)
Proceeds from sale of fixed assets	**170,348**	306,548	320,083
Proceeds from assets held for sale	**816,667**	—	—
Change in other assets	**13,584**	(52,810)	5,147
Net cash provided by (used in) investing activities continuing operations	**455,956**	(443,458)	(948,380)
Net cash provided by (used in) investing activities discontinued operations	**11,001,864**	3,622,023	(213,928)
	11,457,820	3,178,565	(1,162,308)
Cash flows from financing activities:			
Borrowings on line of credit	**20,465,448**	17,777,004	33,540,000
Payments on line of credit	**(20,157,278)**	(17,777,004)	(34,240,000)
Proceeds from term debt	**393,497**	996,459	621,136
Principal payments on long-term debt	**(7,660,466)**	(4,973,837)	(5,919,470)
Financing cost incurred	**(229,189)**	(341,531)	—
Change in negative book cash	**—**	(1,153,931)	140,218
Forbearance fees	**—**	(122,042)	—
Net cash used in financing activities continuing operations	**(7,187,988)**	(5,594,882)	(5,858,116)
Net cash used in financing activities discontinued operations	**(11,052,408)**	(3,750,000)	—
	(18,240,396)	(9,344,882)	(5,858,116)
Net increase (decrease) in cash and cash equivalents	**(416,255)**	1,844,797	—
Cash and cash equivalents at beginning of year	**1,844,797**	—	—
Cash and cash equivalents at end of year	**$ 1,428,542**	$ 1,844,797	$ —

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Champion Industries, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Champion is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets in the United States of America, east of the Mississippi.

The accounting and reporting policies of Champion conform to accounting principles generally accepted in the United States. The preparation of the financial statements in conformity with Generally Accepted Accounting Principles (GAAP) require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

As of July 1, 2009, FASB (Financial Accounting Standards Board) Accounting Standards Codification became the single reference source of authoritative non-governmental U.S. GAAP. In the succeeding footnotes references to GAAP issued by the FASB are to the FASB Accounting Standards Codification which is denoted here forth as ASC. The following is a summary of the more significant accounting and reporting policies which include updated references to GAAP as stated by the ASC which became effective for financial reporting purposes as of September 15, 2009.

RESTATEMENT OF PRIOR YEARS, RECLASSIFICATIONS AND REVISIONS

The Company has applied SEC Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 states that registrants must quantify the impact of correcting all misstatements, including both the carryover (iron curtain method) and reversing (rollover method) effects of prior-year misstatements on the current-year financial statements, and by evaluating the error measured under each method in light of quantitative and qualitative factors. Under SAB No. 108, prior-year misstatements which, if corrected in the current year would be material to the current year, must be corrected by adjusting prior year financial statements, even though such correction previously was and continues to be immaterial to the prior-year financial statements. Correcting prior-year financial statements for such "immaterial errors" does not require previously filed reports to be amended. Such corrections will be made the next time the Company files the prior-year financial statements.

In applying the requirements of SAB No. 108, the Company determined that the warrants issued as a result of the Restated Credit Agreement were freestanding financial instruments and classified these as a component of shareholders' equity. The warrants were initially deemed to be non-deductible for tax purposes therefore the Company had recorded a deferred tax liability in 2012. The Company subsequently determined that the deferred tax liability associated with the warrant issuance should be reflected as an increased tax rate over the term of the debt discount amortization if the warrants were not deductible for tax. Accordingly, the Company's deferred tax asset valuation allowance would increase as a result of the equity classification. Therefore for 2012 the Company has identified approximately $0.4 million or $0.04 per share from continuing operations of non-cash deferred tax adjustments. Correspondingly the Company's additional paid-in capital is increased $0.4 million and deferred tax liability is decreased $0.4 million. In 2013, the Company determined that the warrants for tax purposes should be treated as original issue discount and be tax deductible and amortized over the life of the Restated Credit Agreement.

During the fourth quarter of 2011, the Company determined that its historical methodology for accruing for compensated absences related to vacation did not properly reflect a liability for vacation partially earned during the fiscal year and anticipated to be utilized by the employee in the subsequent year. The Company determined that the balances should be corrected in the earliest period presented by correcting any individual amounts in the financial statements. The periods impacted by this correction commence with periods earlier than any periods presented in this annual report. Therefore, the Company will correct this by recording a cumulative effect of this amount in the earliest period presented as a decrease in retained earnings of $328,000, an increase in accrued expenses in the amount of $547,000 and an increase in deferred tax assets of $219,000. This adjustment did not have a material impact on net income for any period presented in this annual report. Accordingly, the consolidated financial statements for periods ended October 31, 2007, through October 31, 2010, have been restated to reflect this adjustment. In accordance with ASC Topic 250, Accounting Changes and Error Corrections, we evaluated the materiality of the error from a qualitative and quantitative perspective and concluded that the error was not material to any prior period. Further, we evaluated the materiality of the error on the results of operations for the fiscal years end October 31, 2007, through October 31, 2010, and concluded that the error was not material for the year or the trend of financial results for any period presented.

In addition, the Company has restated the Consolidated Statements of Cash Flows for 2011 to reflect $621,000 of vehicle purchases as cash activities that were previously classified as non-cash activities.

Certain prior-year amounts have been reclassified to conform to the current year Financial Statement Presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Champion Industries, Inc. and Subsidiaries

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements of Champion Industries, Inc. and Subsidiaries (the "Company") include the accounts of The Chapman Printing Company, Inc., Bourque Printing, Inc., Dallas Printing Company, Inc., Stationers, Inc., Carolina Cut Sheets, Inc., Donihe Graphics, Inc., Smith and Butterfield Co., Inc., The Merten Company, Interform Corporation, Blue Ridge Printing Co., Inc., CHMP Leasing, Inc., Capitol Business Equipment, Inc., Thompson's of Morgantown, Inc., Independent Printing Service, Inc., Diez Business Machines, Transdata Systems, Inc., Syscan Corporation and Champion Publishing, Inc.

Significant intercompany transactions have been eliminated in consolidation.

DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

The Company's operations comprising its former Consolidated Graphic Communications division, Donihe Graphics division, Blue Ridge Printing division and the Herald-Dispatch Newspaper segment were classified as discontinued operations in the consolidated statements of operations for all periods presented. (see Note 12).

ACCOUNTS RECEIVABLE

Accounts receivable are stated at the amount billed to customers and generally do not bear interest. Accounts receivable are ordinarily due 30 days from the invoice date.

The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivable written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly.

During 2013, 2012 and 2011, $143,689, $646,670, and $222,044 of bad debt expense was incurred and the allowance for doubtful accounts was $972,778, $1,012,894, and $539,113 as of October 31, 2013, 2012 and 2011. The actual write-offs for the periods were $183,805, $172,889, and $580,437, during 2013, 2012 and 2011. The actual write-offs occur when it is determined an account will not be collected. General economic conditions and specific geographic and customer concerns are major factors that may affect the adequacy of the allowance and may result in a change in the annual bad debt expense.

No individual customer represented greater than 9.1% of the gross outstanding accounts receivable at October 31, 2013 and 2012 and no single external customer represented 10% or more of total revenue from continuing operations for 2013, 2012 and 2011. The Company's ten largest accounts receivable balances represented 30.2% and 22.1% of gross outstanding accounts receivable at October 31, 2013 and 2012.

INVENTORIES

Inventories are principally stated at the lower of first-in, first-out, cost or market. Manufactured finished goods and work-in-process inventories include material, direct labor and overhead based on standard costs, which approximate actual costs.

INVENTORY RESERVES

Reserves for slow moving and obsolete inventories are provided based on historical experience, inventory aging historical review and management judgment. The Company continuously evaluates the adequacy of these reserves and makes adjustments to these reserves as required.

PROPERTY AND EQUIPMENT

Depreciation of property and equipment and amortization of leasehold improvements and equipment under capital leases are recognized primarily on the straight-line and declining-balance methods in amounts adequate to amortize costs over the estimated useful lives of the assets as follows:

Buildings and improvements	5 - 40 years
Machinery and equipment	3 - 10 years
Furniture and fixtures	5 - 10 years
Vehicles	3 - 5 years

Major renewals, betterments and replacements are capitalized while maintenance and repair costs are charged to operations as incurred. Upon the sale or disposition of assets, the cost and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in income. Depreciation expense and amortization of leasehold improvements and equipment under capital leases from continuing operations approximated $2,169,000, $2,563,000, and $2,836,000 for the years ended October 31, 2013, 2012 and 2011 and is reflected as a component of cost of sales and selling, general and administrative expenses.

Long-lived property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. This evaluation includes the review of operating performance and estimated future undiscounted cash flows of the underlying assets or businesses.

GOODWILL

Goodwill shall not be amortized; instead it is tested for impairment using a fair-value approach on an annual basis typically for the Company during the fourth quarter of each year. Goodwill is also tested between annual tests if indicators of potential impairment exist.

Goodwill shall not be amortized; instead, it shall be tested for impairment at a level of reporting referred to as a reporting unit. The first step of impairment analysis is a screen for potential impairment and the second step, if required, measures the amount of the impairment. The Company performs an annual impairment in the fourth quarter and in 2013 performed an interim test for goodwill at the printing segment. The Company recorded charges associated with Goodwill in 2013 as further disclosed in Note 11 to the Consolidated Financial Statements.

INTANGIBLE ASSETS

The intangible assets are amortized using the straight-line method over their estimated benefit period, in our case 5-20 years. The fair values of these intangible assets are estimated based on management's assessment as well as independent third party appraisals in some cases.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expense for the years ended October 31, 2013, 2012 and 2011 approximated $336,000, $487,000, and $520,000.

INCOME TAXES

Provisions for income taxes currently payable and deferred income taxes are based on the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period and excludes any dilutive effects of stock options and warrants. Diluted earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period plus the shares that would be outstanding assuming the exercise of dilutive stock options and warrants using the treasury stock method. There was no dilutive effect in fiscal 2012 and 2011. The dilutive effect in 2013 related to the warrants was 4,814,000 shares.

SEGMENT INFORMATION

The Company designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The Company's operating segments are more fully described in Note 9.

REVENUE RECOGNITION

Revenues are recognized when products are shipped or ownership is transferred and when services are rendered to customers. The Company acts as a principal party in sales transactions, assumes title to products and assumes the risks and rewards of ownership including risk of loss for collection, delivery or returns. The Company typically recognizes revenue for the majority of its products upon shipment to the customer and transfer of title. Under agreements with certain customers, custom forms may be stored by the Company for future delivery. In these situations, the Company may receive a logistics and warehouse management fee for the services provided. In these cases, delivery and bill schedules are outlined with the customer and product revenue is recognized when manufacturing is complete and the product is received into the warehouse, title transfers to the customer, the order is invoiced and there is reasonable assurance of collectability. Since the majority of products are customized, product returns are not significant. Therefore, the Company records sales on a gross basis. Advertising revenues are recognized, net of agency commissions, in the period when advertising is printed or placed on websites for the former newspaper segment (reflected as discontinued operations). Circulation revenues are recognized when purchased newspapers are distributed (reflected as discontinued operations). Revenue generally is recognized net of any taxes collected from customers and subsequently remitted to government authorities. The costs of delivering finished goods to customers are recorded as shipping and handling costs and included in cost of sales of the printing segment and in former cost of sales and operating costs, of the former newspaper segment (reflected as discontinued operations). The office products and office furniture shipping and handling costs were approximately $0.5 million for 2013, 2012, and 2011 and are recorded as a component of selling, general, and administrative costs.

ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

A liability for a cost associated with an exit or disposal activity shall be measured initially at its fair value in the period in which the liability is incurred.

ACCOUNTING FOR STOCK-BASED COMPENSATION

Before the adoption of the current applicable accounting standards, the Company had elected to follow the intrinsic value method in accounting for its employee stock options. Accordingly, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized. There were no stock option grants in 2013, 2012 or 2011. Any future stock-based compensation will be measured at the grant date based on the fair value of the award and it would be recognized as an expense over the applicable vesting periods of the stock award using the straight line method.

FAIR VALUE MEASUREMENTS

There is a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and our own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1 - Quoted market prices in active markets for identical assets or liabilities

Level 2 - Inputs other than Level 1 inputs that are either directly or indirectly observable; and

Level 3 - Unobservable inputs developed using estimates and assumptions developed by the Company, which reflect those that a market participant would use.

Our interest bearing debt is primarily composed of a term loan with a private investor. The carrying amount of this facility and its fair value are discussed further in Note 3.

Cash and cash equivalents consist principally of cash on deposit with banks, all highly liquid investments with an original maturity of three months or less. The Company's cash deposits in excess of federally insured amounts are primarily maintained at a large well-known financial institution.

The carrying amounts of the Company's accounts receivable, accounts payable, accrued payrolls and commissions, taxes accrued and withheld and accrued expenses approximates fair value due to their short-term nature.

Goodwill and other intangible assets are measured on a non-recurring basis using Level 3 inputs, as further discussed in Note 11.

NEWLY ISSUED ACCOUNTING STANDARDS

Effective July 1, 2009, changes to the ASC are communicated through an ASU. As of December 23, 2013, the FASB has issued ASU's 2009-01 through 2013-12. The Company reviewed each ASU and determined that they will not have a material impact on the Company's financial position, results of operations or cash flows, other than related disclosures to the extent applicable.

NEWLY ADOPTED ACCOUNTING STANDARDS

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-05 "Comprehensive Income: Presentation of comprehensive income." The amendment to ASC 220 "Comprehensive Income" requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income and the total of comprehensive income. In December 2011, the FASB issued ASU 2011-12 "Comprehensive Income: Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." This amendment to ASC 220 "Comprehensive Income" will defer the adoption of presentation of reclassification items out of accumulated other comprehensive income until November 1, 2012. We adopted the new guidance beginning November 1, 2012, and the adoption of the new guidance did not impact our financial position, results of operations or cash flows, other than the related disclosures.

In September 2011, the FASB issued ASU 2011-08 "Intangibles-Goodwill and Other: Testing Goodwill for Impairment" which provides an entity the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test for goodwill impairment. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. However, an entity can choose to early adopt even if its annual test date is before the issuance of the final standard, provided that the entity has not yet performed its 2011 annual impairment test or issued its financial statements. We adopted the new guidance, and the adoption of the new guidance is not expected to impact our financial position, results of operations, comprehensive income or cash flows, other than related disclosures.

In July 2012, the FASB issued ASU 2012-02 "Intangibles-Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment" which provides an entity the option to first assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount. We adopted the new guidance, and the adoption of the new guidance is not expected to impact our financial position, results of operations, comprehensive income or cash flows, other than related disclosures.

RECENTLY ISSUED ACCOUNTING STANDARDS

In February 2013, the FASB issued ASU 2013-02 "Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." This amendment does not change the current requirements for reporting net income or other comprehensive income in Financial Statements. These amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional details about those amounts. We expect to adopt the new guidance beginning on November 1, 2013, and the adoption of the new guidance is not expected to impact our financial position, results of operations, comprehensive income or cash flows, other than the related disclosures to the extent applicable.

In April 2013, the FASB issued ASU 2013-07, "Presentation of Financial Statements: Topic Liquidation Basis of Accounting " ("ASU 2013-07"). ASU 2013-07 requires an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. Liquidation is considered imminent when the likelihood is remote that the organization will return from liquidation and either: (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties; or (b) a plan for liquidation is being imposed by other forces. ASU 2013-07 will be effective for the Company beginning on November 1, 2014. The Company expects that the adoption of ASU 2013-07 will not have a material impact on its financial statements or disclosure.

In July 2013, the FASB issued ASU 2013-11, "Income Taxes (Topic 740) - Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"). ASU 2013-11 provides that an unrecognized tax benefit, or portion thereof, should be presented in the financial statements as a reduction to a deferred tax asset for net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent that a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from disallowance of a tax position, or the tax law does not require the entity to use, and the entity does not intend to use the deferred tax asset for such purpose then the unrecognized tax benefit should be presented as a liability. ASU 2013-11 will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application is permitted. The Company expects that the adoption of ASU 2013-11 will not have a material impact on its financial statements or disclosure.

2. INVENTORIES

Inventories consisted of the following:

	October 31,	
	2013	**2012**
Printing:		
Raw materials	**$ 1,375,675**	$ 1,662,766
Work in process	**756,861**	798,242
Finished goods	**1,218,233**	1,383,094
Office products and office furniture	**1,533,810**	1,920,701
	$ 4,884,579	$ 5,764,803

3. LONG-TERM DEBT

Long-term debt consisted of the following:

	October 31, 2013	October 31, 2012
Term Note A dated October 7, 2013, due in monthly installments of $50,000 plus interest payments equal to the prime rate of interest plus 2% maturing April 1, 2015, collateralized by substantially all of the assets of the Company	**$ 10,450,000**	$ —
Installment notes payable to banks and Lessor, due in monthly installments plus interest at rates approximating the bank's prime rate or the prime rate subject to various floors maturing in various periods ranging from November 2012-October 2015, collateralized by equipment and vehicles (0% interest on Lessor note) (see Note 10)	**440,281**	677,167
Notes payable to shareholders. The shareholder note of $2.5 million plus all accrued interest was initially due in one balloon payment in September 2014 pursuant to Term Note A maturity adjusted to April 2015. Interest is equal to the prime rate.	**2,500,000**	2,500,000
Term loan A with a syndicate of banks, due in monthly installments of $238,000 plus interest payments equal to LIBOR plus the applicable margin of 8% original maturity June 2013, collateralized by substantially all of the assets of the Company.	**—**	19,762,000
Term loan B with a syndicate of banks, original maturity June 30, 2013, interest (deferred fee) at a rate of 16%, with aggregate unpaid deferred fee itself bearing interest collateralized by substantially all of the assets of the Company.	**—**	6,277,744
Bullet loan A with a syndicate of Banks, due in installments of $1.9 million on or before December 31, 2012 and $2.1 million on or before March 31, 2013 with interest at LIBOR plus the applicable margin of 8%, collateralized by substantially all of the assets of the Company.	**—**	3,350,000
Revolving line of credit loan facility with a syndicate of banks, interest payments based on LIBOR plus the applicable margin of 6% original maturity in June 2013, collateralized by substantially all of the assets of the Company.	**—**	8,425,496
Accrued Deferred fee (interest) Bullet loan B, originally due June 30, 2013	**—**	31,171
Capital lease obligation for printing equipment at an imputed interest rate of 6.02% per annum	**56,380**	65,719
Unamortized debt discount	**(477,387)**	(1,287,527)
	12,969,274	39,801,770
Less current portion revolving line of credit	**—**	8,425,496
Less current portion long-term debt	**902,565**	29,998,791
Less current portion obligation under capital lease	**13,817**	13,014
Less debt discount	**—**	(1,287,527)
Long-term debt, net of current portion and revolving line of credit and capital lease obligation	**$ 12,052,892**	$ 2,651,996

	October 31, 2013	2012
Continuing operations:		
Long-term debt, net of current portion and revolving line credit	**$ 9,494,727**	$ 99,291
Long-term capital lease obligation	**42,563**	52,705
Current portion of long-term debt and revolving line of credit	**902,565**	25,602,082
Long-term notes payable to related party	**2,500,000**	2,500,000
Current portion of capital lease obligation	**13,817**	13,014
Debt discount	**(477,387)**	(1,287,527)
Total debt from continuing operations	**12,476,285**	26,979,565
Liabilities held for sale/discontinued operations - debt (see Note 12)	**492,989**	12,822,205
Total indebtedness	**$ 12,969,274**	$ 39,801,770

The Company has determined in accordance with applicable provisions of GAAP that indebtedness that is required to be repaid as a result of a disposal transaction should be allocated to discontinued operations. The specific allocation of sale proceeds would typically be allocated at the discretion of the Administrative Agent for the Company's Previous Secured Lenders between the revolving credit facility and term debt. The proceeds from assets held for sale are required to be remitted to the Administrative Agent for the extinguishment of debt. Therefore, the debt allocated to liabilities held for sale/discontinued operations reflects actual or estimated debt pay downs based on either proceeds received or the carrying amount of the related assets held for sale, net of associated liabilities held for sale prior to debt allocated to liabilities held for sale/discontinued operations. The Company utilized estimated, or if available, actual debt payments required to be made associated with the held for sale/discontinued operations classification. The prior period amounts were equivalent to the allocations or payments in the applicable period.

Maturities of long-term debt and capital lease obligations from continuing and discontinued operations for each of the next five years beginning November 1, 2013:

2014	$ 916,382
2015	12,024,999
2016	15,574
2017	12,319
	$ 12,969,274

DEBT 2013:

Effective October 7, 2013 the Company began operating under a Third Amended and Restated Credit Agreement (the "October 2013 Credit Agreement") as further discussed herein. The following is a sequential summary of the various debt actions in 2013:

The Company operated under the provisions of the Restated Credit Agreement until the event of default notice received on March 25, 2013. Since that date the Company operated under an event of default pursuant to two default notifications defined herein.

The Company received a notice of default on March 25, 2013 in a letter dated March 22, 2013, which was reported pursuant to item 2.04 of Form 8-K filed March 26, 2013. This notice of default advised that the Administrative Agent had not waived any event of default and the Lender Parties expressly reserve all rights and remedies available to them under the Restated Credit Agreement.

The Company received a notice of default on April 30, 2013 in a letter dated April 25, 2013, which was reported pursuant to item 2.04 of Form 8-K filed May 3, 2013. This notice of default advised that the Administrative Agent had not waived any event of default and the Lender Parties expressly reserved all rights and remedies available to them under the Restated Credit Agreement.

The Notices of Default and Reservation of Rights specifically advised that Events of Default had occurred and continued to exist for the Company under Section 7.1(b) of the Credit Agreement by reason of: (a) Borrower's noncompliance with the minimum EBITDA covenant, set forth in Section 6.20(d) of the Credit Agreement, for the Test Periods ended February 28 and March 31, 2013 and for the Notices of Default filed May 3, 2013 (b) the Company's failure to perform the covenant set forth in Section 6.31(d) of the Credit Agreement (failure to complete, no later than March 31, 2013, the Designated Transaction).

On May 31, 2013, the Administrative Agent, the Lenders, all of its subsidiaries and Marshall T. Reynolds entered into the May 2013 Forbearance Agreement which provided, among other things, that during a forbearance period commencing on May 31, 2013, and ending on September 30, 2013 (unless terminated sooner by default of the Company under the May 2013 Forbearance Agreement), the Lenders were willing to temporarily forbear exercising certain rights and remedies available to them, including acceleration of the obligations or enforcement of any of the liens provided for in the Restated Credit Agreement. The Company acknowledged in the May 2013 Forbearance Agreement that as a result of the existing defaults, the Lenders were entitled to decline to provide further credit to the Company, to terminate their loan commitments, to accelerate the outstanding loans, and to enforce their liens.

The May 2013 Forbearance Agreement provided that during the forbearance period, so long as the Company met the conditions of the May 2013 Forbearance Agreement, it could continue to request credit under the revolving credit line.

The May 2013 Forbearance Agreement required the Company to:

(a) Enter into various Designated Transactions referred to as Designated Transaction No. 1 and Designated Transaction No. 2 pursuant to applicable approvals from secured lenders regarding pricing or other actions, including letters of intent no later than June 14, 2013 setting forth the terms and conditions for Designated Transaction No. 1 that shall be satisfactory to the Required Lenders. The Company was also required to use its reasonable best efforts to enter into a letter of intent, no later than June 7, 2013, for Designated Transaction No. 2. There were also various targeted dates upon acceptance of applicable letters of intent for Designated Transactions which would result in various actions to be achieved by the applicable milestone dates or if not achieved might be considered an event of default.
(b) Acknowledge in a writing, satisfactory to the Required Lenders, that approval of the Company's shareholders shall not be required for Designated Transaction No. 1, whether considered separately or together with Designated Transaction No. 2.
(c) The Company was subject to a minimum EBITDA covenant commencing with the month ended June 30, 2013 based on a buildup starting April 1, 2013 of $1,378,394 at June 30, 2013, $2,198,509 at July 31, 2013 and $2,506,722 at August 31, 2013.
(d) Continued retention of Timothy D. Boates, RAS Management Advisors, LLC as its Chief Restructuring Officer who shall continue to be subject to the sole authority, direction and control of the Company's Board of Directors and to report directly to the Board.
(e) Expenditure limitations as defined in CRO report and under direct control of the CRO.
(f) The requirement of a general reserve of $1,000,000 in the definition of "Borrowing Base" in the Restated Credit Agreement shall be waived for the duration of the Forbearance Period.
(g) Removal of requirement to maintain $750,000 concentration account minimum balances.
(h) Temporary Overadvance on the borrowing base in an amount not to exceed $1,200,000 subject to the aggregate revolving credit commitment limit of $10,000,000. Overadvance shall be repaid upon receipt of project receivables and such repayment shall be a permanent reduction in the Temporary Overadvance. Such Overadvance shall be repaid in full upon the earliest Designated Transaction No.1 or Designated Transaction No.2 or September 30, 2013.
(i) Excess availability of $500,000.

On August 28, 2013, the Administrative Agent, the Lenders, all of its subsidiaries and Marshall T. Reynolds entered into a First Limited Forbearance and Waiver Agreement and Second Amendment to Amended and Restated Credit Agreement ("August 2013 Forbearance Amendment"). This Agreement decreased the Revolving Credit Commitments from $10,000,000 in the aggregate to $8,000,000 in the aggregate, modified certain financial covenants and provided the consent to the sale of certain assets.

The Company, various Company subsidiaries, as Guarantors, Marshall T. Reynolds, as shareholder and Big 4 Investments, LLC ("Administrative Agent and Lender") as Lender and Administrative Agent entered into a Third Amended and Restated Credit Agreement dated October 7, 2013. Administrative Agent and Lender purchased the Company's outstanding syndicated debt from Fifth Third Bank and the other Lenders ("Previous Secured Lenders") for a price of $10.0 million. The Administrative Agent and Lender then simultaneously entered into the October 2013 Credit Agreement with the Company pursuant to the provisions of Term Note A for $10.0 million and related Guaranty Agreement and Stock Pledge and Security Agreement all dated October 7, 2013. The indebtedness immediately prior to the note sale reflected a balance pursuant to the Loan Purchase Agreement between Administrative Agent and Lender and the Previous Secured Lenders of approximately $19.9 million representing Term Loan A, Term Loan B and Revolving Loans plus accrued deferred fee and accrued interest of approximately $1.2 million.

The October 2013 Credit Agreement and related Term Note A, Guaranty Agreement and Stock Pledge and Security Agreement as further described herein amended various provisions of the Restated Credit Agreement dated October 19, 2012, including but not limited to:

- October 2013 Credit Agreement maturity of April 1, 2015.
- Existing debt restructured from Term Loan A, Term Loan B, and Revolving Credit Facility to Term Note A in the amount of $10,000,000.

- The Company's debt will not have a revolving credit facility component.
- Interest rate at the Wall Street Journal prime rate of interest plus two percent.
- Principal payments due monthly at $50,000 per month.
- $500,000 maturity or prepayment premium.
- Financial covenant of maximum capital expenditures of $3,000,000 during any fiscal year.
- Personal guaranty of Marshall T. Reynolds.
- Stock Pledge and Security Agreement providing a third party credit enhancement to support the credit facility underwritten by the Administrative Agent.
- In consideration for the personal Guaranty Agreement of Marshall T. Reynolds and Stock Pledge and Security Agreement, the warrants held by the Previous Secured Lenders were assigned to Marshall T. Reynolds. The warrants represent $0.001 per share warrants issued for up to 30% (on a post-exercise basis) of the outstanding common stock of the Company in the form of non-voting Class B common stock and associated Investor Rights Agreement.

The Company reviewed applicable GAAP and determined that extinguishment accounting should be applied in relation to the October 2013 Credit Agreement.

DEBT 2012:

Effective October 19, 2012, the Company began operating under the provisions of the Restated Credit Agreement as further discussed herein. The following is a sequential summary of the various debt actions in 2012.

The secured and unsecured credit facilities contained restrictive financial covenants requiring the Company to maintain certain financial ratios. The Company was unable to remain in compliance with certain financial covenants arising under substantially all of its long-term note agreements. The creditors did not waive the financial covenant requirements.

The Company received a notice of default on December 12, 2011, which was reported pursuant to item 2.04 of Form 8-K filed December 15, 2011. This notice of default advised that the Administrative Agent had not waived the event of default and reserved all rights and remedies thereof. These remedies included, under the Credit Agreement, the right to accelerate and declare due and immediately payable the principal and accrued interest on all loans outstanding under the Credit Agreement. The notice of default further stated that any extension of additional credit under the Credit Agreement would be made by the lenders in their sole discretion without any intention to waive any event of default.

On December 28, 2011, the Administrative Agent, the Lenders, the Company, all of its subsidiaries and Marshall T. Reynolds entered into a Limited Forbearance Agreement and Third Amendment to Credit Agreement (the "Limited Forbearance Agreement") which provided, among other things, that during a forbearance period commencing on December 28, 2011, and ending on April 30, 2012 (unless terminated sooner by default of the Company under the Limited Forbearance Agreement or Credit Agreement), the Lenders were willing to temporarily forbear exercising certain rights and remedies available to them, including acceleration of the obligations or enforcement of any of the liens provided for in the Credit Agreement. The Company acknowledged in the Limited Forbearance Agreement that as a result of the existing defaults, the Lenders were entitled to decline to provide further credit to the Company, to terminate their loan commitments, to accelerate the outstanding loans, and to enforce their liens.

The Limited Forbearance Agreement provided that during the forbearance period, so long as the Company meets the conditions of the Limited Forbearance Agreement, it may continue to request credit under the revolving credit line.

The Limited Forbearance Agreement required the Company to:

(a) engage a chief restructuring advisor to assist in developing a written restructuring plan for the Company's business operations;
(b) submit a restructuring plan to the Administrative Agent by February 15, 2012;
(c) provide any consultant retained by the Administrative Agent with access to the operations, records and employees of the Company;
(d) attain revised minimum EBITDA covenant targets; and
(e) provide additional financial reports to the Administrative Agent.

The Limited Forbearance Agreement provided that the credit commitment under the Credit Agreement was $15,000,000 and provided for a $1,450,000 reserve against the Credit Agreement borrowing base. The Company had borrowed under its $15.0 million line of credit approximately $9.7 million at December 28, 2011, which encompassed working capital requirements, refinancing of existing indebtedness prior to The Herald-Dispatch acquisition and to partially fund the purchase of The Herald-Dispatch.

On December 28, 2011, pursuant to the terms of the Limited Forbearance Agreement, a draw of $2.0 million was made on the cash collateral and $2.0 million was funded in the form of the subordinated unsecured promissory note.

The Company received a notice of default and reservation of rights letter on May 2, 2012, which was reported pursuant to Item 2.04 of Form 8-K filed May 4, 2012.

In a Current Report on Form 8-K filed May 4, 2012, Champion Industries, Inc. ("Champion") advised that on May 2, 2012, Fifth Third Bank, as Administrative Agent (the "Administrative Agent") for lenders under Champion's Credit Agreement dated September 14, 2007, as amended (the "Credit Agreement") had sent Champion a Notice of Default and Reservation of Rights ("Notice of Default"), advising that Champion's default under provisions of the Credit Agreement requiring it to maintain certain financial ratios constituted an Event of Default under the Credit Agreement. The default related to Sections 6.20(a) and 6.20(b) of the Credit Agreement.

The Notice of Default also advised that the Administrative Agent had not waived the Event of Default and reserved all rights and remedies as a result thereof. Those remedies include, under the Credit Agreement, the right to accelerate and declare due and immediately payable the principal and accrued interest on all loans outstanding under the Credit Agreement.

The Notice of Default further stated that any extension of additional credit under the Credit Agreement would be made by the lenders in their sole discretion without any intention to waive any Event of Default.

On July 31, 2012, the Administrative Agent, the Lenders, Champion, all its subsidiaries and Marshall T. Reynolds entered into a First Amended and Restated Limited Forbearance Agreement and Fourth Amendment to Credit Agreement dated July 13, 2012 (the "Forbearance Agreement") which provided, among other things, that during a forbearance period commencing on July 13, 2012 and ending on August 15, 2012 (unless sooner terminated by default of Champion under the Forbearance Agreement or the Credit Agreement), the Required Lenders were willing to temporarily forbear exercising certain rights and remedies available to them, including acceleration of the obligations or enforcement of any of the liens provided for in the Credit Agreement. Champion acknowledged in the Forbearance Agreement that as a result of the existing defaults, the Lenders were entitled to decline to provide further credit to Champion, to terminate their loan commitments, to accelerate the outstanding loans, and to enforce their liens.

The Forbearance Agreement provided that during the forbearance period, so long as Champion meets the conditions of the Forbearance Agreement, it may continue to request credit under the revolving credit line.

The Forbearance Agreement required Champion to:

- continue to engage a chief restructuring advisor to assist in developing a written restructuring plan for Champion's business operations;
- submit an updated proposed restructuring plan to the Administrative Agent by July 16, 2012;
- provide any consultant retained by the Administrative Agent with access to the operations, records and employees of Champion and their advisors;
- attain revised minimum EBITDA covenant targets;
- provide additional financial reports to the Administrative Agent;
- make a good faith effort to effectuate certain transaction initiatives identified by the Company;
- permit Administrative Agent to retain a media transaction expert and allow access to Company personnel and advisors; and
- forbearance fee of 0.25%.

The Forbearance Agreement provided that the credit commitment under the Credit Agreement was $13,600,000 and provided for a $1,450,000 reserve against the Credit Agreement borrowing base. The applicable margin had been increased to 6.0% if utilizing the base rate or 4% if utilizing the amended base rate as well as a PIK compounding Forbearance Fee of 2% of the outstanding amount of term loans. The default rate is an additional 2% for outstanding term loans.

On August 20, 2012 the Company received a Notice of Forbearance Termination, Additional Defaults and Reservation of Rights ("Notice of Default") letter from the Administrative Agent for its secured lenders which was reported pursuant to Item 2.04 of Form 8-K filed August 21, 2012. This Notice of Default resulted from the expiration of the First Amended and Restated Limited Forbearance Agreement and Fourth Amendment to Credit Agreement ("Forbearance Agreement") on August 15, 2012 through the effective date of the September Forbearance Agreement. The Forbearance Agreement was the result of a previous Notice of Default as more fully described herein. The Company references to minimum excess availability and other credit availability related to the Forbearance Agreement are not applicable after July 31, 2012 through the effective date of the September Forbearance Agreement due to the expiration of the Forbearance

Agreement. The Company had been notified that any extension of additional credit would be made by the Lenders in their sole discretion without any intention to waive any Event of Default. The Lenders had continued to provide the Company with access to the applicable revolving credit facilities during this default period.

On September 12, 2012, the Company entered into a Second Amendment to the Limited Forbearance Agreement and Fifth Amendment to Credit Agreement ("September Forbearance Agreement") which extended the maturity of the credit facility through October 15, 2012. The September Forbearance Agreement provided that during the forbearance period, so long as the Company met the conditions of the September Forbearance Agreement, it may continue to request credit under the revolving credit line.

The September Forbearance Agreement required the Company to/or changed as follows:

- pay a 0.10% extension fee based on the then-outstanding loans, interests in Letters of Credit and Unused Revolving Credit Commitments;
- continue services of bank group consultant as well as continued retention of Company advisors;
- release and term debt pay down of remaining $500,000 under the provisions of the Contribution Agreement hereinafter described;
- continue actions to effectuate certain transactions, including the financing of certain receivables and finalizing the Safeguard transaction;
- agree to terms on a debt restructuring by September 15, 2012 subject to credit approval and documentation;
- minimum EBITDA covenant for August 2012 of $400,000;
- aggregate revolving credit commitments of $13,000,000.

On October 19, 2012, the Company, the Administrative Agent and other lenders all party to the Company's Credit Agreement dated September 14, 2007 (as previously supplemented and amended, the "Original Credit Agreement") entered into a First Amended and Restated Credit Agreement ("Restated Credit Agreement") dated October 19, 2012 and Side Letter Agreement dated October 19, 2012. The Company reviewed the applicable requirements associated with debt modifications and restructurings to determine the applicable accounting for the Company's Restated Credit Agreement. The Company determined that modification accounting was appropriate based on the facts and circumstances of the Company's analysis as applied to applicable GAAP. A primary determining factor was the imputed effective interest rate of the Company's debt being substantially higher after the modification than was present prior to the modification. This was a key determining factor in assessing whether the Company's secured lender's had granted a concession. The Restated Credit Agreement and Side Letter Agreement amended various provisions of the Original Credit Agreement and added various provisions as further described herein, including but not limited to the following provisions of the Restated Credit Agreement:

- Restated Credit Agreement maturity at June 30, 2013, subject to Champion's compliance with terms of the Restated Credit Agreement and Side Letter Agreement.
- $0.001 per share warrants issued for up to 30% (on a post-exercise basis) of the outstanding common stock of the Company in the form of non-voting Class B common stock and associated Investor Rights Agreement for the benefits of the Lenders, subject to shareholder approval. The Company had various milestone dates, which might have reduced the number of warrants outstanding upon satisfaction of certain conditions. The warrants expire after October 19, 2017.
- Various Targeted Transactions which may require the sale of various assets, divisions or segments upon the achievement of agreed upon value benchmarks among other considerations and if not successfully completed by the applicable milestone dates will be considered an event of default.
- Existing debt restructured into a $20,000,000 Term Loan A, $6,277,743.89 Term Loan B, $4,000,000 Bullet Loan and $9,025,496.00 Revolver Loan.
- A $10,000,000 revolving credit facility with a sublimit of up to $3,000,000 for swing loans. Outstanding borrowings thereunder may not exceed the sum of (1) up to 85% of eligible receivables (reduced to 80% of eligible receivables effective December 30, 2012) plus (2) up to the lesser of $5,000,000 or 50% of eligible inventory.
- Targeted interest rates as follows based on a LIBOR borrowing option; Term Note A at LIBOR plus 8%, Term Note B at 0% (subject to a deferred fee of 16% per annum with various milestone dates reducing or forgiving such fees upon successful completion of such milestones.), revolving loans at LIBOR plus 6% and Bullet Loans A at a rate of LIBOR plus 8%.
- At Champion's option, interest at a LIBOR Rate plus the applicable margin.
  Post default increase in interest rates of 2%.
- Amendment of various covenants as further described in the Restated Credit Agreement.
- Fixed Charge Coverage Ratio is required to be 1.0 to 1.0 as of January 31, 2013 and 1.10 to 1.0 as of April 30, 2013 based on a buildup model commencing October 1, 2012.
- Leverage Ratio is required to be 3.30 to 1.00 as of January 31, 2013 and 3.10 to 1.00 as of April 30, 2013 based on a trailing twelve month EBITDA calculation.

- Minimum EBITDA pursuant to a monthly build up commencing with the month ended October 31, 2012 of $600,000 increasing to $1,100,000 for November 30, 2012, $1,600,000 at December 31, 2012, $2,600,000 at January 31, 2013, $3,350,000 at February 28, 2013, $4,100,000 at March 31, 2013, $5,200,000 at April 30, 2013, $5,550,000 at May 31, 2013 and $5,900,000 at June 30, 2013.
- Maximum Capital expenditures are limited to $1,000,000 for fiscal years commencing after October 31, 2012.
- Enhanced reporting by Champion to Administrative Agent.
- Continued retention of a Chief Restructuring Advisor and Raymond James & Associates, Inc. as well as continued retention by Secured Lenders of their advisor.
- $100,000 fee due at closing plus monthly Administrative Agent fees of $15,000 monthly through June 30, 2013.

DEBT 2011:

The Company operated under the provisions of the Second Amendment and Waiver to the Credit Agreement among the Company, Fifth Third Bank, as Lender, L/C Issuer and Administrative Agent for Lenders and other Lenders dated March 31, 2010 (the "Second Amendment") until its default for the quarter ended October 31, 2011. On July 18, 2011, the Company and Mr. Reynolds entered into and consummated an Exchange Agreement pursuant to which the $3,000,000 subordinated unsecured promissory note, dated December 29, 2009 and delivered in connection with the Forbearance Agreement, together with $147,875 in accrued interest, was exchanged for 1,311,615 shares of common stock. The ratio of exchange was $2.40 of principal and accrued interest for one share of common stock. The transaction was completed at a discount of approximately 42.5% of the face value of the subordinated unsecured promissory note and related accrued interest. The transaction was approved by a majority of the disinterested directors in a separate board meeting chaired by a disinterested director. The transaction resulted in a net gain on early extinguishment of debt from a related party which is reflected in our Consolidated Statements of Operations. As a result of the Exchange Agreement, Marshall T. Reynolds beneficially owned over 50% of the Company's outstanding common stock at the time of the transaction.

The Company had borrowed under its $15.0 million line of credit approximately $9.7 million at October 31, 2011, which encompassed working capital requirements, refinancing of existing indebtedness prior to the Herald-Dispatch acquisition and to partially fund the purchase of the Herald-Dispatch.

OTHER DEBT PROVISIONS:

The prime rate was the primary interest rate on the above loans prior to September 14, 2007. After this date, the primary interest rate consisted primarily of LIBOR 30-day, 60-day and 90-day rates plus the applicable margin (effective with the Second Amendment, the primary interest rate was LIBOR 30-day and 60-day rates plus the applicable margin) (after the Restated Credit Agreement effective date, the primary interest rate was LIBOR plus the applicable margin). Concurrent with the October 2013 Credit Agreement the prime rate plus the applicable margin is the primary interest rate on the Company's indebtedness. Prime rate approximated 3.25% at October 31, 2013, 2012, and 2011 while the LIBOR rate approximated 0.16% at October 31, 2012 and the 30-day LIBOR rate approximated 0.24% at October 31, 2011. The Company had accrued interest of approximately $142,000 and $129,000 at October 31, 2013 and October 31, 2012 recorded as accrued expenses on the balance sheet. Deferred financing costs and debt discount are amortized under the interest method over the life of the related credit facilities and are reported as part of interest expense. In 2013, 2012, and 2011, $1,645,000, $572,000, and $437,000 of debt discount and/or deferred financing costs were included as interest expense. In addition, certain period costs associated with these credit facilities are recorded as a component of interest including administrative agent fees and costs. The Company is amortizing under the interest method the debt discount associated with the issuance of warrants as well as lender fees and other costs associated with the Restated Credit Agreement and the costs and maturity prepayment premium associated with the October 2013 Credit Agreement. Interest paid from total operations during the years ended October 31, 2013, 2012 and 2011 approximated $3,069,000, $3,463,000 and $3,598,000.

The Company does not believe it is practicable to estimate the fair value of its variable interest-bearing debt and revolving credit facilities related to its primary credit facilities with a syndicate of banks (prior to the effective date of the October 2013 Credit Agreement) and at October 31, 2013 with a private investor and its subordinated debt to a related party due primarily to the fact that an active market for the Company's debt does not exist.

The term debt not related to the Restated Credit Agreement and subordinated debt to shareholders had a carrying value of approximately $0.4 million and the Company believes the carrying value approximates fair value for this debt based on recent market conditions, collateral support, recent borrowings and other factors.

In 2013, the Company had non-cash financing activities relating to the Company entering into a Term Note A agreement as previously described herein for $10.0 million, net of debt discount, resulting in the extinguishment of obligations to the Previous Secured Lenders and associated debt forgiveness. In 2012, the Company also paid down syndicated term debt with proceeds of $2.5 million from issuing subordinated debt to a related party. The Company exchanged a $3,000,000 Unsecured Promissory Note payable to Marshall T. Reynolds, its CEO, together with $147,875 in accrued interest for 1,311,615 shares of common stock in the third quarter of 2011. This transaction resulted in a pre-tax gain on early extinguishment of debt of approximately $1.3 million. The Company had previously recorded certain purchases for 2011 of $621,000 as non-cash activities. The cash flow statement has been restated for 2011 to reflect these transactions as cash activities.

4. EMPLOYEE BENEFIT PLAN

The Company had a Profit Sharing Plan that covered all eligible employees and qualified as a Savings Plan under Section 401(k) of the Internal Revenue Code. Effective January 1, 1998, the Profit Sharing Plan was merged into The Champion Industries, Inc. 401(k) Plan (the "Plan"). The Plan covers all eligible employees who satisfy the age and service requirements. Each participant may elect to contribute up to 15% of annual compensation and the Company previously contributed 100% of the participant's contribution not to exceed 2% of the participant's annual compensation. The Company eliminated the employer match, as previously described, in the second quarter of 2010. The Company may make discretionary contributions to the Plan. The Company's expense under these plans was approximately $0 for the years ended October 31, 2013, 2012 and 2011.

The Company's accrued vacation liability as of October 31, 2013 and 2012, was approximately $567,000, and $633,000. This item is classified as a component of accrued expenses on the financial statements.

The Company's 1993 Stock Option Plan provided for the granting of both incentive and non-qualified stock options to management personnel for up to 762,939 shares of the Company's common stock. In March 2004, the Company's 2003 stock option plan was adopted to provide for the granting of both incentive and non-qualified stock options to management personnel for up to 475,000 shares of the Company's common stock.

The option price per share for incentive stock options shall not be lower than the fair market value of the common stock at the date of grant. The option price per share for non-qualified stock options shall be at such price as the Compensation Committee of the Board of Directors may determine at its sole discretion. All options to date are incentive stock options. There were no options outstanding as of October 31, 2013, 2012, and 2011. Options vest immediately and may be exercised within five years from the date of grant.

5. INCOME TAXES

Income tax benefit (expense) consisted of the following:

	Year Ended October 31, 2013	2012	2011
Current benefit (expense):			
Federal	$ 1,565,286	$ 866,679	$ 2,737,509
State	434,027	131,576	419,151
Deferred (expense) benefit	(1,894,167)	(12,725,350)	(3,367,983)
Income tax benefit (expense) continuing operations	105,146	(11,727,095)	(211,323)
Intra-period tax allocation benefit (expense) discontinued operations	(105,146)	—	2,476,021
Total income tax benefit (expense)	$ —	$ (11,727,095)	$ 2,264,698

Deferred tax assets and liabilities are as follows:

	October 31, 2013	2012
Deferred tax assets:		
Allowance for doubtful accounts	$ 373,477	$ 466,249
Net operating loss carry forward	3,590,643	3,187,375
Accrued vacation	187,322	297,014
Other accrued liabilities	222,316	410,822
Intangible assets	885,775	14,201,325
Gross deferred tax assets	5,259,533	18,562,785
Deferred tax liabilities:		
Accounts receivable insolvency attribute	(1,612,376)	—
Property and equipment	(1,643,717)	(2,009,265)
Gross deferred tax liability	(3,256,093)	(2,009,265)
Net deferred tax asset before valuation allowance	2,003,440	16,553,520
Valuation allowance:		
Beginning balance	16,553,520	597,711
Change during the period	(14,550,080)	15,955,809
Ending balance	2,003,440	16,553,520
Net deferred tax asset	$ —	$ —

The above net deferred tax asset is presented on the balance sheet as follows:

	2013	2012
Deferred tax asset - current	$ —	$ —
Deferred tax assets - non-current	—	—
	$ —	$ —

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate for continuing operations is as follows:

	Year Ended October 31,		
	2013	**2012**	**2011**
Statutory federal income tax rate	**(34.0) %**	34.0 %	(34.0) %
State taxes, net of federal benefit	**(1.8)**	12.2	4.6
Change in valuation allowance	**265.8**	(452.5)	—
Disallowed deferred tax asset-related party	**(220.1)**	—	—
Selling expenses	**(1.4)**	(2.7)	(14.6)
CODI, Insolvency Exemption debt basis	**3.1**	—	—
Goodwill	**(10.3)**	—	—
Other	**0.6**	1.5	0.8
Effective tax rate, benefit (expense)	**1.9 %**	(407.5) %	(43.2) %

The Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence was the cumulative loss incurred over the four-year period ended October 31, 2013 and over an eight-year period ended October 31, 2013. However, when these losses are adjusted for certain aberrations, rather than continuing conditions, the Company is able to represent that cumulative losses are not present in either the four year look back period or the eight year look back period.

The Company has excluded debt cancellation from cancellation of debt income ("CODI") from current income tax liability in 2013 in accordance with applicable Internal Revenue Service guidelines regarding insolvency where the amount of debt cancellation excluded from gross ordinary income is applied to attribute reductions. The insolvency calculation is based on IRS guidelines associated with liabilities in excess of the fair market value of assets immediately prior to the debt cancellation. The attribute reductions are ordered and reduce net operating losses, various credits, capital losses, and asset basis among other attribute reductions if applicable and necessary. As a result of the CODI exception provided in Internal Revenue Code Section 108 the Company reduced its net operating losses, applicable credits and asset basis in accordance with the applicable ordering rules. The Company had previously fully reserved it's net deferred tax assets which included assets associated with The Herald-Dispatch. As a result of the sale of The Herald-Dispatch and associated Internal Revenue Service Code Regulations associated with losses with respect to transactions between related taxpayers the Company has deemed aggregate gross losses associated with this sale of $32.0 million to be disallowed for federal and state tax purposes. Accordingly, due to the permanent disallowance of these losses the Company has deemed this to be a worthless tax benefit and will write-off the deferred tax asset and valuation allowance accordingly. (See disallowed deferred tax assets-related party in rate reconciliation above)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers a multitude of factors in assessing the utilization of its deferred tax assets including the reversal of deferred tax liabilities, projected future taxable income and other assessments, which may have an impact on financial results. The Company determined in the second quarter of 2012 that, primarily as a result of its inability to enter into an amended credit facility upon the expiration of the Limited Forbearance Agreement on April 30, 2012, as well as the potential for a substantial increase in interest rates and fees coupled with the uncertainty regarding future interest rate increases that the Previous Secured Lenders may impose on the Company that a full valuation allowance of the Company's deferred tax assets, net of deferred tax liabilities, is necessary to measure the portion of the deferred tax asset that more likely than not will not be realized. As a result of the Restated Credit Agreement entered into on October 19, 2012, the Company reassessed its valuation allowance and determined that the relative short term maturity of the Restated Credit Agreement coupled with the increase in interest rates indicated that a full valuation was warranted at October 31, 2012. As a result of the October 2013 Credit Agreement entered into on October 7, 2013 the Company reassessed it's previous determination regarding its valuation allowance and determined that a full valuation was warranted. The Company currently intends to maintain a full valuation allowance on our deferred tax assets until sufficient positive evidence related to our sources of future taxable income exists and the Company is better able to identify a longer term solution to our current credit situation. The Company was able to achieve a term note with an approximate eighteen month maturity pursuant to the terms of the October 2013 Credit Agreement. However, the Company's current credit situation is also impacted by liquidity concerns including the current operating environment without a revolving credit facility and the challenges faced with trade credit. The amount of deferred tax asset considered realizable could be adjusted in future periods based on a multitude of factors, including but not limited to a reassessment of our credit position, and such adjustments may be material to the Consolidated Financial Statements.

The Company's effective tax rate for continuing operations for 2013 was a benefit of 1.9% compared to an expense of (407.5)% for 2012 and an expense of (43.2)% for 2011. The primary difference in tax rates between 2013 and 2012 and for 2012 between the effective tax rate and the statutory tax rate is a result of the valuation allowance taken against our deferred tax assets in the second quarter of 2012 in the amount of $15.2 million and a valuation allowance increase of an incremental $0.8 million in the third and fourth quarters of 2012. The effective income tax rate approximates the combined federal and state, net of federal benefit, statutory income tax rate and may be impacted by increases or decreases in the valuation allowance for deferred tax assets. The Company recorded a tax benefit from continuing operations in 2013 resulting from the application of certain provisions of ASC 740 regarding implications of intra-period tax allocations for discontinued operations to maintain financial statement neutrality and to recognize the tax components between continuing operations and discontinued operations on a discrete basis.

Income taxes paid (refunded) during the years ended October 31, 2013, 2012 and 2011 approximated $0, $0, and $(272,000).

The Company's net operating losses are comprised of net operating losses from operations for both Federal and State as well as net operating losses of acquired companies. The tax affected benefit of these are reflected in the Financial Statements at $3.6 million or approximately $0 net of valuation allowance. The Federal net operating losses may be carried forward 20 years and carried back 2 years whereas the State net operating losses generally cannot be carried back for the Company's purpose but can be carried forward 15-20 years. There are certain federal net operating losses which are reflected on a gross basis but which are subject to IRS Code Section 382 limitations and as such a valuation allowance has historically been recorded.

The Company was notified in December of 2011 and the examination commenced in December of 2011 by the IRS covering our fiscal year end 2010 federal income tax return. The Company was notified on December 19, 2012 that the IRS intends to issue a no change letter subject to the IRS Area Directors approval. The Company received an IRS notification dated January 10, 2013 indicating that the 2010 examination was complete with no change to the reported tax. As of October 31, 2012, the Company is subject to U.S. Federal income tax examination for returns filed after October 31, 2010. State Income Tax returns are generally subject to a period of examination for a period of three to five years. Tax interest and penalties are classified as income taxes in the accompanying statements of income and were insignificant for all periods presented. There was no unrecognized tax benefit at October 31, 2013 and 2012. The Company is currently unable to assess whether any significant increase to the unrecognized tax benefit will be recorded during the next 12 months.

6. RELATED PARTY TRANSACTIONS AND OPERATING LEASE COMMITMENTS

The Company leases operating facilities from entities controlled by its Chief Executive Officer, his family and affiliates. The original terms of these leases, which are accounted for as operating leases, range from two to fifteen years.

A summary of significant related party transactions follows:

	Year Ended October 31,		
	2013	**2012**	**2011**
Rent expense paid to affiliated entities for operating facilities	**$ 493,000**	$ 517,000	$ 517,000
Sales of office products, office furniture and printing services to affiliated entities	**767,000**	968,000	951,000

In addition, the Company leases property and equipment from unrelated entities under operating leases. Rent expense from continuing operations amounted to $547,000, $470,000, and $596,000 for the years ended October 31, 2013, 2012 and 2011.

Under the terms and conditions of the above-mentioned leases, the Company is primarily responsible for all taxes, assessments, maintenance, repairs or replacements, utilities and insurance. The Champion Output Solutions' lease excludes taxes and insurance during the initial lease term. Champion Output Solutions subleased approximately 8,500 square feet at an annual rate of approximately $38,000 on a month to month basis through December 2011. The Company has renewal options for certain leases covering varying periods.

In addition, the Company purchased vehicles from an entity controlled by family members of its Chief Executive Officer in the amounts of $313,000, $66,000, and $223,000 for the years ended October 31, 2013, 2012 and 2011.

Future minimum rental commitments for all non-cancelable operating leases including related party commitments with initial terms of one year or more consisted of the following at October 31, 2013:

2014	$ 695,409
2015	363,873
2016	349,849
2017	289,939
2018	195,132
Residual	90,087
	$ 1,984,289

The Company participates in a self-insurance program for employee health care benefits with affiliates controlled by its Chief Executive Officer and as such is responsible for paying claims of Company participants as required by the plan document. The Company is allocated costs primarily related to the reinsurance premiums based on its proportionate share to provide such benefits to its employees in addition various personnel of the Company perform certain administrative functions for the independent third party administrator. The Company's allocated expense related to this program (excluding claims paid) for the years ended October 31, 2013, 2012 and 2011 was approximately $0.3, $0.4 million, and $0.4 million. (expenses are inclusive of discontinued operations)

During 2013, 2012 and 2011, the Company utilized an aircraft from an entity controlled by its Chief Executive Officer and reimbursed the controlled entity for the use of the aircraft, fuel, aircrew, ramp fees and other expenses attendant to the Company's use, in amounts aggregating $34,000, $128,000, and $110,000. The Company believes that such amounts are at or below the market rate charged by third-party commercial charter companies for similar aircraft.

The Company is self-insured for certain of the claims made under its employee medical insurance programs. The Company had recorded liabilities totaling $0.7 and $0.9 million for estimated costs related to outstanding claims as of October 31, 2013 and 2012, respectively. These costs include an estimate for expected settlements on pending claims, administrative fees and an estimate for claims incurred but not reported that we incorporated into a trend and lag analysis utilizing a variety of factors including historical claims trends and various processing statistics provided by the Company's third party claims administrator. These estimates are based on management's assessment of outstanding claims, historical analyses and current payment trends. The Company recorded an estimate for the claims incurred but not reported using an estimated lag period based upon historical information. The Company believes the reserves recorded are adequate based upon current facts and circumstances. Prior to 2012 these amounts were classified as accounts payable and to conform with the current year presentation these amounts are classified as accrued expenses.

The Company exercised its option to purchase a building at 3000 Washington Street, Charleston, WV on June 16, 2009. The Company assigned its option to a related party purchaser and leased the building back from the related party for a period of five years with a call option to purchase the building within the new five year lease period which commenced October 27, 2009 for $1.5 million.

On December 29, 2009, the Company, Marshall T. Reynolds, Fifth Third Bank, as Administrative Agent for lenders under the Company's Credit Agreement dated September 14, 2007, and the other lenders entered into a Forbearance Agreement. The Forbearance Agreement, among other provisions, required Marshall T. Reynolds to lend to the Company $3,000,000 in exchange for a subordinated unsecured promissory note in like amount, payment of principal and interest on which is prohibited until payment of all liabilities under the Credit Agreement. The subordinated unsecured promissory note, bearing interest at a floating Wall Street Journal prime rate and maturing September 14, 2014, and a debt subordination agreement, both dated December 29, 2009, were executed and delivered, and Mr. Reynolds advanced $3,000,000 to the Company. The $3,000,000 was applied to prepayment of $3,000,000 of the Company's loans. The Forbearance Agreement expired on March 31, 2010 and the Company entered into a Second Amendment and Waiver to Credit Agreement.

On July 18, 2011, the Company and Mr. Reynolds entered into and consummated an Exchange Agreement pursuant to which the $3,000,000 subordinated unsecured promissory note, dated December 29, 2009 and delivered in connection with the Forbearance Agreement, together with $147,875 in accrued interest, was exchanged for 1,311,615 shares of common stock. The ratio of exchange was $2.40 of principal and accrued interest for one share of common stock. The transaction was completed at a discount of approximately 42.5% of the face value of the subordinated unsecured promissory note and related accrued interest. The transaction was approved by a majority of the disinterested directors in a separate board meeting chaired by a disinterested director. The transaction resulted in a net gain on early extinguishment of debt from a related party which is reflected in our consolidated statements of operations. As a result of the Exchange Agreement, Marshall T. Reynolds beneficially owned over 50% of the Company's outstanding common stock as a result of the transaction.

As required by the Second Amendment, the Company, Marshall T. Reynolds and the Administrative Agent entered into a Contribution Agreement and Cash Collateral Security Agreement dated March 31, 2010 (the "Contribution Agreement") pursuant to which Mr. Reynolds deposited $2,500,000 as cash collateral with the Administrative Agent, which the Administrative Agent may withdraw upon an event of default under the Credit Agreement. This cash collateral was in an account in Mr. Reynolds name with the Administrative Agent and was not reflected on the Company's financial statements at October 31, 2011 and 2010.

In connection with the Contribution Agreement, the Company has executed and delivered to Mr. Reynolds a Subordinated Promissory Note in an amount up to $2,500,000 (or less, based on draws by the Administrative Agent pursuant to the terms of the Contribution Agreement), payment of principal and interest on which is prohibited prior to January 31, 2011, and thereafter only with the Administrative Agent's consent. The amount, if any, owed under the Subordinated Promissory Note is contingent upon a draw having been made under the Contribution Agreement. The Subordinated Promissory Note bears interest at the Wall Street Journal prime rate (3.25% at inception and at October 31, 2013 and 2012), original maturity September 14, 2014 and pursuant to Term Note A maturity adjusted to April 2015 and is unsecured. In the event of a draw under the terms of the Contribution Agreement, the cash proceeds shall be deemed to be a subordinated loan made by Mr. Reynolds to the Company. Pursuant to the terms of the Contribution Agreement, the triggers which may require a draw and subsequent issuance of subordinated debt include a payment violation, a fixed charge coverage ratio violation and a delivery violation by the Company failing to deliver a Compliance Certificate to the Administrative Agent when due under the Credit Agreement. Upon a draw on Mr. Reynolds' cash collateral account, he is deemed to have made a loan in like amount under the Contribution Agreement and Subordinated Promissory Note, in amounts up to $2.5 million, the proceeds of which will be used by the Administrative Agent to repay outstanding term loans in the inverse order of maturity.

On December 28, 2011, pursuant to the terms of the Limited Forbearance Agreement, a draw of $2.0 million was made on the cash collateral and $2.0 million was funded in the form of the subordinated unsecured promissory note. On September 14, 2012, in accordance with the provisions of the September Forbearance Agreement a draw of $500,000 was made under the provisions of the Contribution Agreement and was funded in the form of a subordinated unsecured promissory note. The draws of $2.0 million and $0.5 million were both used to pay term debt to a syndicate of banks. The promissory note was unfunded from inception through October 31, 2011 and fully funded at October 31, 2012.

On June 25, 2013 the Company's wholly owned subsidiary Blue Ridge Printing Co., Inc. sold substantially all the assets of its operations headquartered in Asheville, North Carolina to BRP Company, Inc. and 544 Haywood Rd, LLC pursuant to an Asset Purchase Agreement among Champion, Seller and Buyers dated June 24, 2013. These entities include as investors the current division manager Bruce Fowler and the son of director Glenn W. Wilcox. The Company's investment advisor had conducted a nationwide marketing process for the sale of Seller which yielded no comparable offers. The Company received $1,013,000 or $942,403 net of selling commissions and pro-rated taxes. This transaction is subject to a net liquidity adjustment to occur no later than 45 days from closing which resulted in the Company paying approximately $22,000 to the buyer.

On July 12, 2013 the Company's wholly owned subsidiary Champion Publishing sold substantially all the assets of its newspaper operations headquartered in Huntington, West Virginia to HD Media Company, LLC pursuant to an Asset Purchase Agreement among Champion, Seller and Buyer dated July 12, 2013. This entity includes as an investor Mr. Douglas Reynolds, son of Chairman & CEO Marshall T. Reynolds. The Company's investment advisor had conducted a nationwide marketing process for the sale of the Herald-Dispatch, which resulted in one other current offer. Champion's board of directors, in consultation with its independent advisors, determined that Mr. Douglas Reynolds' offer was the better offer both in terms of price and conditions. The Company received $10,000,000 or approximately $9,700,000 net of selling commissions and pro-rated taxes. The proceeds of this transaction were utilized to pay down term debt and the revolving credit line at the discretion of the Administrative Agent.

The Company issued warrants to purchase Class B Common Stock concurrent with the Restated Credit Agreement. The Warrants entitle the Holders thereof to purchase that number of shares of Company Class B Common Stock equal to thirty percent (30%) of the then issued and outstanding Common Stock of the Company, on a fully diluted, post-exercise basis. Based on the 11,299,528 shares of Company Common Stock currently issued and outstanding, exercise in full of the Warrants would result in the Company's issuance of an additional 4,842,654 shares to the Warrant Holders. In the event a greater number of issued and outstanding common shares exist at the time of option exercise, a greater number of options of shares of Class B Common Stock would be issuable. The Previous Secured Lenders assigned the warrants to Marshall T. Reynolds in consideration for his personal guaranty and stock pledge and security agreement to assist in facilitating the consummation of the October 2013 Credit Agreement.

The Company believes that the terms of its related party transactions are no less favorable to the Company than could be obtained with an independent third party.

7. COMMITMENTS AND CONTINGENCIES

The nature of The Company's business results in a certain amount of claims, litigation, investigations, and other legal and administrative cases and proceedings, all of which are considered incidental to the normal conduct of business. When the Company determines it has meritorious defenses to the claims asserted, it vigorously defends itself.

The Company will consider settlement of cases when, in Management's judgment, it is in the best interests of both the Company and its shareholders to do so.

The Company periodically assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. The Company would accrue a loss on legal contingencies in the event the loss is deemed probable and reasonably estimable. The accrual is adjusted as appropriate to reflect any relevant developments regarding the legal contingency. In the event of a legal contingency where a loss is not probable or the amount of the loss cannot be estimated, no accrual is established.

In certain cases, exposure to loss may exist in excess of the accrual to the extent such loss is reasonably possible, but not probable. Management believes an estimate of the aggregate of reasonably possible losses, in excess of amounts accrued, for current legal proceedings not covered by insurance is not greater than $0.4 million at October 31, 2013 and may be substantially lower than this amount. Any estimate involves significant judgment, given the varying stages of the proceedings (including cases in preliminary stages), as well as numerous unresolved issues that may impact the outcome of a proceeding. Accordingly, Management's estimate will change from time-to-time, and actual losses may be more or less than the current estimate. The current loss estimate excludes legal and professional fees associated with defending such proceedings. These fees are expensed as incurred and may be material to the Company's Consolidated Financial Statements in a particular period.

While the final outcome of legal proceedings is inherently uncertain, based on information currently available, advice of counsel, and available insurance coverage, Management believes that there is no accrual for legal contingencies required at this time. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be greater than the current estimates discussed above and may be material to the Company's Consolidated Financial Statements in a particular period.

8. ACQUISITIONS

On September 14, 2007, the Company completed, pursuant to an asset purchase agreement, the acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. The purchase price was $77.0 million and subject to a working capital payment of $837,554 plus or minus any change in working capital from the index working capital base of $1,675,107 at the closing date of September 14, 2007. The working capital payment totaled approximately $1.6 million. (see Note 12)

As a result of the acquisition of Syscan Corporation in 2004, the Williams Land Corporation had the option to put the 3000 Washington Street building occupied by Syscan to the Company for a purchase price of $1.5 million and the Company had the option to purchase the building for $1.5 million at the conclusion of the five year lease term ending September 1, 2009. This option could be exercised no later than 60 days prior to the end of the lease and closing of said purchase could not exceed 45 days from the end of the lease. The Company exercised its option to purchase this building on June 16, 2009. The Company assigned its option to purchase to a related party and leased the building back from the related party for a period of five years with a call option to purchase the building within the new five year lease period, which commenced October 27, 2009, for $1.5 million.

All of the above transactions have been accounted for using the purchase method of accounting.

9. INDUSTRY SEGMENT INFORMATION

The Company operates principally in two industry segments organized on the basis of product lines: the production, printing and sale, principally to commercial customers, of printed materials (including brochures, pamphlets, reports, tags, continuous and other forms) and the sale of office products and office furniture including interior design services.

The Company reports segment information in a manner consistent with the way that our management, including our chief operating decision maker, the Company's Chief Executive Officer, assesses performance and makes decisions regarding allocation of resources in accordance with the Segment Disclosures Topic of the ASC.

Our Financial Reporting systems present various data, which is used to operate and measure our operating performance. Our chief operating decision maker utilizes various measures of a segment's profit or loss including historical internal reporting measures and reporting measures based on product lines with operating income (loss) as the key profitability measure within the segment. Product line reporting is the basis for the organization of our segments and is the most consistent measure used by the chief operating decision maker and conforms with the use of segment operating income or (loss) that is the most consistent with those used in measuring like amounts in the Consolidated Financial Statements. During the third quarter of 2012, the Company realigned personnel and divisional responsibilities between the printing segment and office products and office furniture segments primarily in one location, resulting in additional SG&A costs of approximately $0.2 million being allocated to the office products and office furniture segment for 2012 which were previously a component of the printing segment.

The identifiable assets are reflective of non-GAAP assets reported on the Company's internal balance sheets and are typically adjusted for negative book cash balances, taxes and other items excluded for segment reporting. The assets are classified based on the primary functional segment category as reported on the internal balance sheets. Therefore the actual segment assets may not directly correspond with the segment operating (loss) income reported herein. The Company has certain assets classified as held for sale/discontinued operations representing $493,304 at October 31, 2013 and $14,894,820 at October 31, 2012. These assets were part of the printing and newspaper segments prior to the reclassification as assets held for sale/discontinued operations. The total assets reported on the Company's balance sheets as of October 31, 2013, 2012 and 2011 are $27,530,622, $47,966,591, and $82,024,282. The identifiable assets reported below represent $27,037,318, $33,071,771, and $37,905,143.

The table below presents information about reported segments for the years ended October 31:

2013	**Printing**	**Office Products & Furniture**	**Total**
Revenues from continuing operations	**$ 45,460,503**	**$ 34,333,182**	**$ 79,793,685**
Elimination of intersegment revenue	**(2,791,035)**	**(4,679,475)**	**(7,470,510)**
Consolidated revenues from continuing operations	**$ 42,669,468**	**$ 29,653,707**	**$ 72,323,175**
Operating (loss) income from continuing operations	**(2,228,855)**	**954,451**	**(1,274,404)**
Depreciation and amortization	**2,049,191**	**119,823**	**2,169,014**
Capital expenditures	**541,855**	**2,788**	**544,643**
Identifiable assets	**18,850,573**	**8,186,745**	**27,037,318**
Goodwill	**—**	**1,230,485**	**1,230,485**

2012	**Printing**	**Office Products & Furniture**	**Total**
Revenues from continuing operations	$ 56,933,015	$ 40,606,947	$ 97,539,962
Elimination of intersegment revenue	(4,758,471)	(5,631,460)	(10,389,931)
Consolidated revenues from continuing operations	$ 52,174,544	$ 34,975,487	$ 87,150,031
Operating income (loss) from continuing operations	(1,610,691)	1,915,331	304,640
Depreciation and amortization	2,449,031	113,671	2,562,702
Capital expenditures	646,727	50,469	697,196
Identifiable assets	25,046,667	8,025,104	33,071,771
Goodwill	2,226,837	1,230,485	3,457,322

2011	**Printing**	**Office Products & Furniture**	**Total**
Revenues from continuing operations	$ 57,312,694	$ 41,098,106	$ 98,410,800
Elimination of intersegment revenue	(5,249,556)	(6,552,373)	(11,801,929)
Consolidated revenues from continuing operations	$ 52,063,138	$ 34,545,733	$ 86,608,871
Operating income (loss) from continuing operations	(288,291)	2,397,703	2,109,412
Depreciation and amortization	2,700,193	135,426	2,835,619
Capital expenditures	1,196,274	77,336	1,273,610
Identifiable assets	27,725,139	10,180,004	37,905,143
Goodwill	2,226,837	1,230,485	3,457,322

A reconciliation of total segment revenue, assets and operating (loss) income to consolidated income (loss) before income taxes for the years ended October 31, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
Revenues:			
Total segment revenues	$ **79,793,685**	$ 97,539,962	$ 98,410,800
Elimination of intersegment revenue	**(7,470,510)**	(10,389,931)	(11,801,929)
Consolidated revenue from continuing operations	$ **72,323,175**	$ 87,150,031	$ 86,608,871
Operating (loss) income from continuing operations:			
Total segment operating (loss) income from continuing operations	$ **(1,274,404)**	$ 304,640	$ 2,109,412
Interest expense - related party	**(82,378)**	(57,733)	(65,316)
Interest expense	**(4,202,774)**	(3,111,845)	(2,943,572)
Gain on early extinguishment of debt from a related party	**—**	—	1,337,846
Gain from debt forgiveness	**11,118,069**	—	—
Other (loss) income	**(32,207)**	(13,118)	50,410
Consolidated income (loss) before income taxes from continuing operations	$ **5,526,306**	$ (2,878,056)	$ 488,780
Identifiable assets:			
Total segment identifiable assets	$ **27,037,318**	$ 33,071,771	$ 37,905,143
Elimination of intersegment assets and assets held for sale/discontinued operations	**493,304**	14,894,820	44,119,139
Total consolidated assets	$ **27,530,622**	$ 47,966,591	$ 82,024,282

10. RESTRUCTURING AND OTHER CHARGES

In fiscal 2010 and 2011, the Company recorded charges related to a restructuring and profitability enhancement plan. This plan was implemented to effectuate certain key initiatives and was an integral component of the Second Amendment and Waiver to the Credit Agreement among the Company, Fifth Third Bank, as Lender, L/C Issuer and Administrative Agent for Lenders and other Lenders dated March 31, 2010 (the "Second Amendment"). These actions were taken to comply with the provisions and targeted covenants of the Second Amendment and to address the impact of the global economic crisis on the Company. The Company incurred costs in 2012 and 2013 related to the consolidation of the Company's commercial printing production operation in Cincinnati, Ohio into existing Company facilities in other locations. In 2013, the Company also incurred costs associated with personnel of approximately $55,000 and inventory costs of approximately $153,000, associated primarily with the sale of substantially all of the property, plant and equipment of the Donihe Graphics subsidiary in Kingsport, Tennessee. These costs associated with Donihe are reflected as a component of discontinued operations. The amount of future charges not discussed herein is currently not estimable by the Company.

The Company's restructuring plans were implemented to address several key initiatives, including streamlining production and administrative operations and headcount reductions. The aggregate pre-tax charge resulting from these actions was $2.5 million. The charges were comprised of $1.7 million associated with excess facility and maintenance costs, primarily related to operating leases, inventory related costs of $200,000 and costs associated with streamlining production and personnel related separation costs of $613,000. The costs associated with the restructuring and profitability enhancement plan are primarily recorded in the restructuring charges line item as part of operating income. Inventory is recorded as a component of cost of sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Champion Industries, Inc. and Subsidiaries

The following information summarizes the costs incurred with respect to restructuring, integration and asset impairment charges during the three and twelve months ended October 31, 2013, 2012, and 2011, as well as the cumulative total of such costs representing fiscal 2011, fiscal 2012, and fiscal 2013 to the extent applicable, such costs are included as a component of the printing segment:

	Three Months Ended October 31,			Twelve Months Ended October 31,			Cumulative
	2013	2012	2011	2013	2012	2011	Total
Occupancy and equipment related costs	$ —	$ —	$ 322,237	$ 43,848	$ —	$ 445,790	$ 1,662,813
Costs incurred to streamline production, personnel and other	—	—	—	—	48,038	97,105	612,764
Inventory	—	—	—	—	—	28,851	200,380
Total	$ —	$ —	$ 322,237	$ 43,848	$ 48,038	$ 571,746	$ 2,475,957

The activity pertaining to the Company's accruals related to restructuring and other charges since October 31, 2011, including additions and payments made are summarized below:

	Occupancy and equipment related costs	Costs incurred to streamline production, personnel and other	Total
Balance at October 31, 2011	$ 865,849	$ 55,575	$ 921,424
2012 expenses	$ —	$ 48,038	$ 48,038
Paid in 2012	(678,765)	(48,876)	(727,641)
Reclassifications	54,737	(54,737)	—
Balance at October 31, 2012	$ 241,821	$ —	$ 241,821
2013 expenses	$ 43,848	$ —	$ 43,848
Paid in 2013	(285,669)	—	(285,669)
Balance at October 31, 2013	$ —	$ —	$ —

Effective June 1, 2012 as a result of initiatives implemented by the Company to improve operating efficiency and pursuant to the Company's restructuring plan submitted to the secured lenders in the second quarter of 2012, the Company's commercial printing production operation in Cincinnati, Ohio, was consolidated into existing Company facilities in other locations. The Company intends to continue to service its customer base through a dedicated sales team within this market and supported by personnel at our Chapman Printing locations. As a result of this action, the Company recorded a reduction in force of 24 employees. The Company also recorded asset impairment charges of $0.6 million, representing assets classified as held for sale at October 31, 2012. (see Note 12).

The restructuring payments in 2013 were primarily related to a contractual settlement in the form of a promissory note with the Lessor at the Company's former location in Bridgeville, Pennsylvania. (see Note 3)

11. ACQUIRED INTANGIBLE ASSETS AND GOODWILL

	2013		2012	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:				
Non-compete agreement	**$ 1,000,000**	**$ 1,000,000**	$ 1,000,000	$ 1,000,000
Customer relationships	**2,451,073**	**1,149,033**	2,451,073	1,026,935
Other	**564,946**	**558,737**	564,946	541,236
	4,016,019	**2,707,770**	4,016,019	2,568,171
Unamortizable intangible assets:				
Goodwill	**1,737,763**	**507,278**	3,964,600	507,278
	1,737,763	**507,278**	3,964,600	507,278
Total goodwill and other intangibles	**$ 5,753,782**	**$ 3,215,048**	$ 7,980,619	$ 3,075,449

In the fourth quarter of 2013 the Company performed a qualitative assessment of the remaining indefinite-lived intangible assets of goodwill associated with the office products and office furniture segment and determined after assessing in totality various qualitative factors it was determined that it is not more likely than not that the applicable indefinite-lived intangible (goodwill) is impaired.

During the first quarter of 2013 as part of a process of addressing the Company's debt status with its Previous Secured Lenders as well as first quarter 2013 performance to budget, the Company performed a comprehensive reassessment of its initial fiscal year 2013 budget. The Company, as part of this process, identified at least one customer in the printing segment from which it anticipated a substantial revenue decline in the second quarter of 2013 and beyond and associated profitability declines in 2013 and beyond. As a result of this process, it was determined that an impairment test between annual impairment tests was warranted for the printing segment as a result of the potential near term challenges facing the Company, anticipated customer specific revenue decreases and softness in the Company's core West Virginia market. The Company performed Step 1 of the Goodwill impairment test for the printing segment with the assistance of a third party valuation specialist using the income approach and the testing indicated a value less than the carrying value of the segment at January 31, 2013.

As a result of the Step 1 test, the Company determined it was required to proceed to Step 2 of Goodwill Impairment testing for the printing segment in the first quarter of 2013. The Step 2 test results were completed in the second quarter of 2013 with the assistance of a third party valuation specialist and supported the conclusion to record an impairment charge in the first quarter of 2013 of $2.2 million. Subsequent reversal of a previously recognized goodwill impairment loss is prohibited once the measurement of that loss is recognized, in accordance with applicable standards.

Amortization expense for the years ended October 31, 2013, 2012 and 2011 was $140,000, $145,000, and $270,000 respectively. A non-compete agreement was being amortized over a period of seven years and the customer relationships are being amortized over a period of 20 years. These items are both related to the acquisition of Syscan in 2004. The weighted average remaining life of the Company's amortizable intangible assets was approximately 6 years. Estimated amortization expense for each of the following years is:

2014	$ 128,306
2015	122,098
2016	122,098
2017	122,098
2018	122,098
Thereafter	691,551
	$ 1,308,249

The changes in the carrying amount of goodwill and other amortizing intangibles for the years ended October 31, 2013 and 2012 were:

GOODWILL

	Printing	Office Products and Furniture	Total
Balance as of October 31, 2011			
Goodwill	$ 2,226,837	$ 1,230,485	$ 3,457,322
Accumulated impairment losses	—	—	—
	2,226,837	1,230,485	3,457,322
Goodwill acquired Fiscal 2012	—	—	—
Impairment losses Fiscal 2012	—	—	—
Balance as of October 31, 2012			
Goodwill	2,226,837	1,230,485	3,457,322
Accumulated impairment losses	—	—	—
	2,226,837	1,230,485	3,457,322
Goodwill acquired Fiscal 2013	—	—	—
Impairment losses Fiscal 2013	(2,226,837)	—	(2,226,837)
Balance as of October 31, 2013			
Goodwill	2,226,837	1,230,485	3,457,322
Accumulated impairment losses	(2,226,837)	—	(2,226,837)
	$ —	$ 1,230,485	$ 1,230,485

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Champion Industries, Inc. and Subsidiaries

AMORTIZING INTANGIBLE ASSETS (NET OF AMORTIZATION EXPENSE)

	Printing	Office Products and Furniture	Total
Balance as of October 31, 2011			
Amortizing intangible assets (net of amortization expense)	$ 564,698	$ 1,028,246	$ 1,592,944
Accumulated impairment losses	—	—	—
	564,698	1,028,246	1,592,944
Amortizing intangible assets acquired Fiscal 2012	—	—	—
Impairment losses Fiscal 2012	—	—	—
Amortization expense	63,977	81,119	145,096
Balance as of October 31, 2012			
Amortizing intangible assets (net of amortization expense)	500,721	947,127	1,447,848
Accumulated impairment losses	—	—	—
	500,721	947,127	1,447,848
Amortizing intangible assets acquired Fiscal 2013	—	—	—
Impairment losses Fiscal 2013	—	—	—
Amortization expense	58,404	81,195	139,599
Balance at October 31, 2013			
Amortizing intangible assets (net of amortization expense	442,317	865,932	1,308,249
Accumulated impairment losses	—	—	—
	$ 442,317	$ 865,932	$ 1,308,249

A summary of impairment charges from continuing operations is included in the table below:

	2013	2012	2011
Goodwill	$ 2,226,837	$ —	$ —
Other intangibles	—	—	—
	$ 2,226,837	$ —	$ —

A summary of impairment charges from discontinued operations is included in the table below and are associated with the former newspaper segment:

	2013	2012	2011
Goodwill	$ —	$ 9,510,933	$ 2,364,028
Other intangibles	—	—	—
Trademark & masthead	—	1,557,950	6,352,840
	$ —	$ 11,068,883	$ 8,716,868

12. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

On July 2, 2012, the Company's wholly owned subsidiary Interform Corporation sold substantially all of the assets of its Consolidated Graphic Communications ("CGC") business headquartered in Bridgeville, Pennsylvania to Safeguard Acquisition, Inc. ("Safeguard") pursuant to an asset purchase agreement ("APA"). The Company received $3,100,000 in cash at closing and an additional $650,000 in the fourth quarter of 2012 comprising a settlement of both the working capital calculations and contractual hold back pursuant to the terms of the APA. The Company had recorded a gain on the sale of such assets in the amount of $1.6 million reflecting the $3,750,000 in cash proceeds for 2012 as a component of discontinued operations.

The Interform subsidiary and the CGC operating division have historically been accounted for in the Company's printing segment. In accordance with the applicable accounting guidance for the disposal of long-lived assets, the results of CGC are presented as discontinued operations and, as such, have been excluded from both continuing operations and segment results for all periods presented.

As part of the Company's revised restructuring plan submitted to the Company's secured lenders in July 2012 the Company determined that another division within the printing segment met the criteria of an asset held for sale at July 31, 2012 (Donihe). Therefore, in accordance with applicable accounting guidance the Company has determined the associated assets and liabilities of this division should be classified as assets and liabilities held for sale/discontinued operations at October 31, 2012 and October 31, 2013. The Company recorded an impairment charge in fiscal 2012 of approximately $337,000 as a result of the measurement requirements associated with this division. This division's results have historically been accounted for in the Company's printing segment. In accordance with the applicable accounting guidance for the disposal of long-lived assets, these results are presented as discontinued operations and, as such, have been excluded from both continuing operations and segment results for all periods presented.

The Company has also identified certain long-lived assets that are being included as a component of assets held for sale for the Merten division ("Merten") which is currently expected to retain a sales presence in Cincinnati, Ohio. As part of the Company's revised restructuring plan submitted to the Company's secured lenders in July 2012 the Company determined that certain printing segment assets met the criteria of an asset held for sale of Merten. Therefore, in accordance with applicable accounting guidance the Company has determined certain long-lived assets of this division should be classified as assets held for sale at October 31, 2012 (These assets were sold in December 2012).

The Company recorded an impairment charge of approximately $309,000 in fiscal 2012 as a result of the measurement requirements associated with assets classified as held for sale of the Merten division. The Merten results have historically been accounted for in the Company's printing segment. In accordance with the applicable accounting guidance, since the Company currently intends to retain a sales presence in Cincinnati and is attempting to retain customers through Chapman Printing-Huntington location, the operations of Merten would continue to be classified as continuing operations.

In December 2012, the Company completed the sale of substantially all of the property and equipment at Donihe and Merten for $1,050,000, net of commissions, and in December 2012, the Company completed the sale of Donihe real estate for $175,000.

The Company identified two Company owned facilities within the printing segment that the Company intended to sell as a result of the Company's Revised Restructuring Plan. These facilities were carried at their carrying amount which the Company believes to currently be lower than the estimated fair value less cost to sell.

The Company sold substantially all of the assets of its Blue Ridge Printing, Co., Inc. ("Blue Ridge") subsidiary on June 25, 2013 to BRP Company, Inc. pursuant to an Asset Purchase Agreement. The Company received approximately $942,000 net of commissions at closing subsequently reduced by net liquidity adjustments approximating $22,000. Blue Ridge has historically been accounted for in the Company's printing segment. In accordance with the applicable accounting guidance for the disposal of long-lived assets, the results of Blue Ridge are presented as discontinued operations and, as such, have been excluded from both continuing operations and segment results for all periods presented.

On July 12, 2013, the Company's wholly owned subsidiary Champion Publishing, Inc. sold substantially all the assets of its newspaper operations (The "Herald-Dispatch") headquartered in Huntington, West Virginia to HD Media Company, LLC pursuant to an Asset Purchase Agreement. The Company received approximately $9,700,000 net of selling commissions and pro-rated taxes. The Herald-Dispatch has historically been accounted for in the Company's newspaper segment representing this segments only operating entity. In accordance with the applicable accounting guidance for the disposal of long-lived assets, the results of The Herald Dispatch are presented as discontinued operations and, as such, have been excluded from both continuing operations and segment results for all periods presented.

The following is selected financial information included in net earnings (loss) from discontinued operations for three divisions classified within the printing segment and the Herald-Dispatch previously classified within the newspaper segment until the sale of this segment and reflects interest on estimated debt required to be repaid as a result of these disposal transactions and excludes any general corporate overhead allocations. The interest expense allocated to discontinued operations for the year ended October 31, 2013, 2012, and 2011, was approximately $615,000, $837,000, and $880,000.

	Twelve Months Ended October 31, 2013		
	Printing	**Herald-Dispatch**	**Total**
Net sales	$ 2,190,236	$ 8,954,004	$ 11,144,240
(Loss) earnings from discontinued operations	(746,581)	491,367	(255,214)
Income tax benefit (expense)	250,670	(184,608)	66,062
Gain (loss) on sale of discontinued operations	(103,802)	547,106	443,304
Income tax (expense) benefit on sale	34,338	(205,548)	(171,210)
Net earnings (loss) from discontinued operations	(565,375)	648,317	82,942

	Twelve Months Ended October 31, 2012		
	Printing	**Herald-Dispatch**	**Total**
Net sales	$ 19,118,500	$ 13,991,752	$ 33,110,252
(Loss) from discontinued operations	(700,817)	(9,579,038)	(10,279,855)
Income tax benefit (expense)	—	—	—
Gain on sale of discontinued operations	1,567,231	—	1,567,231
Income tax (expense) on sale	—	—	—
Net earnings (loss) from discontinued operations	866,414	(9,579,038)	(8,712,624)

	Twelve Months Ended October 31, 2011		
	Printing	**Herald-Dispatch**	**Total**
Net sales	$ 26,742,318	$ 14,589,210	$ 41,331,528
(Loss) earnings from discontinued operations	167,967	(6,897,488)	(6,729,521)
Income tax benefit (expense)	(78,809)	2,554,830	2,476,021
Gain on sale of discontinued operations	—	—	—
Income tax on sale (expense)	—	—	—
Net (loss) earnings from discontinued operations	89,158	(4,342,658)	(4,253,500)

The major classes of assets and liabilities held for sale and of discontinued operations included in the Consolidated Balance Sheets are as follows (see Note 3 for discussion of debt allocated to liabilities held for sale/discontinued operations):

	Held for sale	Discontinued Operations	Total	Held for sale	Discontinued Operations	Total
		October 31, 2013			October 31, 2012	
Assets:						
Accounts receivable	$ —	$ 124,231	$ 124,231	$ —	$ 2,454,406	$ 2,454,406
Inventories	—	—	—	—	706,584	706,584
Other current assets	—	—	—	—	109,940	109,940
Property and equipment, net	369,073	—	369,073	1,219,073	5,276,348	6,495,421
Other assets	—	—	—	—	5,128,469	5,128,469
Total current assets	369,073	124,231	493,304	1,219,073	13,675,747	14,894,820
Property and equipment, net	—	—	—	—	—	—
Other assets	—	—	—	—	—	—
Total non-current assets	—	—	—	—	—	—
Total assets held for sale/ discontinued operations	$ 369,073	$ 124,231	$ 493,304	$ 1,219,073	$ 13,675,747	$ 14,894,820
Liabilities:						
Accounts payable	$ —	$ —	$ —	$ —	$ 836,869	$ 836,869
Deferred revenue	—	—	—	—	663,496	663,496
Accrued payroll and commissions	—	—	—	—	382,550	382,550
Taxes accrued and withheld	—	315	315	—	335,476	335,476
Accrued expenses	—	—	—	—	76,661	76,661
Debt (see Note 3)	—	—	—	1,219,073	11,603,132	12,822,205
Total current liabilities	—	315	315	1,219,073	13,898,184	15,117,257
Total non-current liabilities debt	369,073	123,916	492,989	—	—	—
Total liabilities held for sale/ discontinued operations	$ 369,073	$ 124,231	$ 493,304	$ 1,219,073	$ 13,898,184	$ 15,117,257

13. SHAREHOLDERS RIGHTS AGREEMENT AND WARRANTS TO PURCHASE SHARES OF CLASS B COMMON STOCK

In accordance with the provisions of the Restated Credit Agreement, the Company issued $0.001 per share warrants issued for up to 30% (on a post-exercise basis) of the outstanding common stock of the Company in the form of non-voting Class B common stock and associated Investor Rights Agreement for the benefit of the Previous Secured Lenders under the Restated Credit Agreement. The Company had various milestone dates, which may have reduced the number of warrants outstanding upon satisfaction of certain conditions. The Company was unable to achieve the milestones. The warrants expire after October 19, 2017.

The warrants were deemed to be freestanding financial instruments and indexed to the Company's stock and as such have been classified as shareholder's equity. The Company determined this treatment after assessment of the facts and circumstances of the relevant warrant related documents and disregarded any non-substantive or minimal features. The debt discount was amortized over the life of the Restated Credit Agreement using the interest method. The Company valued the allocation of the warrants using a market approach based on warrant pricing empirical data, and a Black-Scholes analysis with assistance from a third party valuation expert.

The warrants entitle the Holders thereof to purchase that number of shares of Company Class B Common Stock equal to thirty percent (30%) of the then issued and outstanding Common Stock of the Company, on a fully diluted, post-exercise basis. Based on the 11,299,528 shares of Company Common Stock currently issued and outstanding, exercise in full of the Warrants would result in the Company's issuance of an additional 4,842,654 shares to the Warrant Holders. In the event a greater number of issued and outstanding common shares exist at the time of option exercise, a greater number of options of shares of Class B Common Stock would be issuable. The Previous Secured Lenders assigned the warrants to Marshall T. Reynolds in consideration for his personal guaranty and stock pledge and security agreement to assist in facilitating the consummation of the October 2013 Credit Agreement.

The exercise price is $0.001 per share of Class B Common Stock.

The Warrants expire on October 19, 2017.

The Warrants may be exercised for all shares of Class B Common Stock which may then be purchased thereunder, and for any part of the shares which may be purchased thereunder on not more than two occasions. On October 19, 2012, the Company's Board of Directors approved the increase in authorized shares and the addition of Class B common stock. The Company's CEO controlled approximately 53.7% of the common stock and agreed on October 19, 2012 to vote in favor of this action. Therefore, the Class B shares are initially reflected as authorized in the October 31, 2012 Financial Statements.

At a meeting held December 7, 2012, shareholders approved the issuance of the warrants and amendments to the Company's articles of incorporation increasing the number of authorized shares of common stock and creating the Class B common stock.

The Company has agreed with the Warrant Holders that it shall at all times prior to the Warrant expiration date reserve a sufficient number of shares of its Class B Common Stock to provide for the exercise of the Warrants.

In the event of any consolidation or merger of the Company with another entity, or the sale of substantially all the Company's assets to another entity that as a condition of such transaction, the Warrant Holders shall have the right to receive upon the basis and terms of the Warrant and in lieu of shares of Class B Common Stock purchasable thereunder such shares of stock, securities or assets as may by virtue of such transaction be issuable or payable with respect to an equivalent number of shares of Class B Common Stock purchasable under the Warrant had such transaction not taken place. If the securities to be received in such transaction are not traded on a national securities exchange the Holder of the Warrant may elect in lieu of such securities to receive cash equal to the fair market value of such securities.

The Previous Secured Lenders had granted the Company rights to call and redeem the Warrants and any shares of Class B Common Stock issued thereunder, at a price of $0.001 per share, at various dates ending on June 30, 2013, if the Company attains various financial goals. The warrants were not called due to the Company's inability to attain such goals.

The call options which have expired were as follows:

(A) The right to purchase all but not less than all the Warrants prior to June 30, 2013 upon payment in full and in cash the Term B Loans defined in the Amended Credit Agreement and all outstanding, accrued and unpaid interest and any deferred fee applicable to such loans, plus an amount equal to five percent (5%) of the foregoing;

(B) On or prior to June 30, 2013, the right to purchase all but not less than all of the Warrants upon payment in full and in cash of (a) net proceeds from the sale of a designated transaction at a certain net sales price on or before March 31, 2013 and (b) all outstanding obligations owed under the Amended Credit Agreement on or before June 30, 2013;

(C) The option to purchase fifty percent (50%) but not less than fifty percent (50%) of then outstanding Warrants on March 31, 2013 and the payment in full and in cash on or before March 31, 2013 of all net cash proceeds from the sale of the designated transaction in an agreed upon amount;

(D) The right to purchase all but not less than all the outstanding Warrants on or prior to April 30, 2013 upon payment in full and in cash of all outstanding obligations owing under the Amended Credit Agreement;

(E) The right to purchase seventy five percent (75%) but not less than seventy five percent (75%) of the then outstanding Warrants on April 30, 2013 and prior to May 31, 2013 upon payment in full and in cash of all outstanding obligations owing under the Amended Credit Agreement; and

(F) The right to purchase fifty percent (50%) but not less than fifty percent (50%) of the then outstanding Warrants on May 31, 2013 and prior to June 30, 2013 upon the payment in full and in cash of all outstanding obligations owing under the Amended Credit Agreement.

The Company will be required to file a Form S-1 Registration Statement with the United States Securities and Exchange Commission registering Company Common Stock attributable to the Warrants if at any time it receives a request to do so from Holders of twenty five percent (25%) of such securities then outstanding with respect to at least forty percent (40%) of such securities (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $5,000,000).

The Company will be required to file a Form S-3 Registration Statement, if it is eligible to use such form, upon request of Holders of at least ten percent (10%) of the Common Stock attributable to the Warrants with respect to such Common Stock having an anticipated offering price, net of selling expenses, of at least $1,000,000.

The Company has the right, exercisable no more than once in any twelve (12) month period, to decline such demand registration if the Company's Board of Directors determines, in its good faith judgment, that it would be materially detrimental to the Company and its shareholders for such registration statement to become effective, it would materially interfere with a significant corporate transaction, require premature disclosure of material information that the Company has a bona fide business purpose for preserving its confidentiality or render the Company unable to comply with SEC requirements.

In the event that Marshall T. Reynolds, beneficial owner of fifty-three and seven-tenths percent (53.7%) of currently issued and outstanding Company Common Stock (exclusive of Mr. Reynolds warrant assignment) proposes to transfer, sell or otherwise dispose of any of his Company Common Stock which represents in the aggregate five percent (5%) or more of the then outstanding Company Common Stock, the Holders shall have the right to require the proposed purchaser to purchase from them (i) all shares owned by them if the proposed transfer by Mr. Reynolds to the proposed purchaser is for one hundred percent (100%) of the shares held by him, or (ii) up to the number of whole shares owned by the Holders equal to the sum of (a) the number derived by multiplying the total number of shares Mr. Reynolds proposes to transfer by a fraction the numerator of which is the total number of shares owned by the Holders and the denominator of which is the total number of shares of the Company then outstanding and any additional shares that the Holders shall be entitled to have purchased.

On and after April 19, 2017, each Warrant Holder, whether holding Warrants and/or shares of any Company Common Stock received as a result of the exercise of any Warrant, shall have the option to require the Company to purchase all, but not less than all of the Warrants and such Common Stock for a purchase price equal to $0.001 per share.

14. CERTAIN SIGNIFICANT ESTIMATES

Our estimates that influence the financial statements are normally based on knowledge and experience about past and current events and assumptions about future events. The following estimates affecting the financial statements are particularly sensitive because of their significance and it is at least reasonably possible that a change in these estimates will occur in the near term.

GOODWILL AND INTANGIBLE ASSETS

We evaluate the recoverability of the goodwill and intangible assets of each of our reporting units, as required, by comparing the fair value of each reporting unit with its carrying value. The fair values of our reporting units are determined using a combination of a discounted cash flow analysis and market multiples based on historical and projected financial information. We apply our best judgment when assessing the reasonableness of the financial projections used to determine the fair value of each reporting unit.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivables written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly. The underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the income statement and working capital.

DEFERRED TAX ASSETS:

The Company currently intends to maintain a full valuation allowance on our deferred tax assets until sufficient positive evidence related to our sources of future taxable income exists and the Company is better able to identify a longer term solution to our overall current credit situation. Therefore, the amount of deferred tax asset considered realizable could be adjusted in future periods based on a multitude of factors, including but not limited to a refinancing of the Company's existing credit agreement with its secured lenders, and such adjustments may be material to the Consolidated Financial Statements.

15. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share (EPS) were computed as follows:

	Income (Loss)	Weighted Average Shares	Per Share Amount
Year Ended October 31, 2013			
Net income from continuing operations	**$ 5,631,452**	**11,300,000**	**$ 0.50**
Net income from discontinued operations	**82,942**	**11,300,000**	**0.01**
Net income	**5,714,394**		
Basic earnings per share:			
Net income available to common shareholders, total	**5,714,394**	**11,300,000**	**0.51**
Effect of dilutive securities stock options/warrants		**4,814,000**	
Diluted earnings per share:			
Net income available to common shareholders and assumed conversions	**$ 5,714,394**	**16,114,000**	**$ 0.36**
Year Ended October 31, 2012			
Net loss from continuing operations	$ (14,605,151)	11,300,000	$ (1.29)
Net loss from discontinued operations	(8,712,624)	11,300,000	(0.77)
Net loss	(23,317,775)		
Basic loss per share:			
Net loss available to common shareholders, total	(23,317,775)	11,300,000	(2.06)
Effect of dilutive securities stock options/warrants		—	
Diluted loss per share:			
Net loss available to common shareholders and assumed conversions	$ (23,317,775)	11,300,000	$ (2.06)
Year Ended October 31, 2011			
Net income from continuing operations	$ 277,457	10,362,000	$ 0.03
Net loss from discontinued operations	(4,253,500)	10,362,000	(0.41)
Net loss	(3,976,043)		
Basic loss per share:			
Net loss available to common shareholders, total	(3,976,043)	10,362,000	(0.38)
Effect of dilutive securities stock options		—	
Diluted loss per share:			
Net loss available to common shareholders and assumed conversions	$ (3,976,043)	10,362,000	$ (0.38)

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended October 31, 2013 and 2012.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues				
2013	**$ 18,311,000**	**$ 18,100,000**	**$ 17,970,000**	**$ 17,942,000**
2012	$ 21,788,000	$ 23,134,000	$ 22,207,000	$ 20,021,000
Gross profit				
2013	**$ 5,150,000**	**$ 5,295,000**	**$ 4,780,000**	**$ 5,682,000**
2012	$ 6,222,000	$ 6,667,000	$ 5,463,000	$ 6,052,000
Net income (loss)				
From continuing operations				
2013	**$ (3,623,000)**	**$ (621,000)**	**$ (1,306,000)**	**$ 11,181,000**
2012	$ (626,000)	$ (11,746,000)	$ (1,513,000)	$ (720,000)
From discontinued operations				
2013	**$ 82,000**	**$ (203,000)**	**$ 216,000**	**$ (12,000)**
2012	$ 540,000	$ (9,270,000)	$ 920,000	$ (903,000)
Total operations				
2013	**$ (3,541,000)**	**$ (824,000)**	**$ (1,090,000)**	**$ 11,169,000**
2012	$ (86,000)	$ (21,016,000)	$ (593,000)	$ (1,623,000)
Earnings (loss) per share				
Basic				
From continuing operations				
2013	**$ (0.32)**	**$ (0.05)**	**$ (0.12)**	**$ 0.99**
2012	$ (0.06)	$ (1.04)	$ (0.13)	$ (0.06)
From discontinued operations				
2013	**$ 0.01**	**$ (0.02)**	**$ 0.02**	**$ —**
2012	$ 0.05	$ (0.82)	$ 0.08	$ (0.8)
Total operations				
2013	**$ (0.31)**	**$ (0.07)**	**$ (0.10)**	**$ 0.99**
2012	$ (0.01)	$ (1.86)	$ (0.05)	$ (0.14)
Diluted				
From continuing operations				
2013	**$ (0.22)**	**$ (0.04)**	**$ (0.08)**	**$ 0.69**
2012	$ (0.06)	$ (1.04)	$ (0.13)	$ (0.06)
From discontinued operations				
2013	**$ 0.01**	**$ (0.01)**	**$ 0.01**	**$ —**
2012	$ 0.05	$ (0.82)	$ 0.08	$ (0.08)
Total operations				
2013	**$ (0.21)**	**$ (0.05)**	**$ (0.07)**	**$ 0.69**
2012	$ (0.01)	$ (1.86)	$ (0.05)	$ (0.14)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Champion Industries, Inc. and Subsidiaries

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Weighted average shares outstanding				
Basic				
2013	**11,300,000**	**11,300,000**	**11,300,000**	**11,300,000**
2012	11,300,000	11,300,000	11,300,000	11,300,000
Diluted				
2013	**16,114,000**	**16,105,000**	**16,112,000**	**16,124,000**
2012	11,300,000	11,300,000	11,300,000	11,300,000

SHAREHOLDERS' INFORMATION

CORPORATE HEADQUARTERS
Champion Industries, Inc.

MAILING ADDRESS
P.O. Box 2968 | Huntington, WV 25728-2968

STREET ADDRESS
2450-90 First Avenue | Huntington, WV 25703 | **phone** 304.528.2700 | **fax** 304.528.2765

NOTICE TO SHAREHOLDERS
A copy of the Company's annual report on Form 10-K for the fiscal year ended October 31, 2013, as filed with the Securities and Exchange Commission, including the financial statements and schedules thereto, is available through EDGAR or upon written request to:

Champion Industries, Inc.
P.O. Box 2968
Huntington, WV 25728-2968

ANNUAL MEETING
The annual meeting of shareholders will be held at 1:00 PM on Monday, March 17, 2014, at the Pullman Plaza Hotel, 1001 Third Avenue, Huntington, WV.

REQUEST FOR INFORMATION
Shareholders, analysts and others seeking financial information are requested to contact our Chief Financial Officer at Corporate Headquarters.

STOCK TRANSFER AGENT AND REGISTRAR
Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717

phone 877.830.4936
fax 215.553.5402
e-mail shareholder@broadridge.com



PRODUCTION NOTES

COVER
Paper | Endurance, 100# Gloss Cover
Ink | 4-color process, PMS 485, spot varnish

PICTORIAL | NARRATIVE
Paper | Endurance, 100# Gloss Text
Ink | 4-color process, PMS 485

FINANCIAL REPORT
Paper | Springhill Opaque, 70# Gray Text
Ink | 2-color, PMS 485 and Black

PRINTED
Chapman Printing - Parkersburg, Parkersburg, WV
Printed with 200-line Sublima Screening

LAYOUT AND DESIGN
Bulldog Creative Services, Huntington, WV



CHAMPION INDUSTRIES, INC.
P.O. Box 2968 | Huntington, WV 25728-2968
phone 304.528.2700

www.champion-industries.com




